
03024714


MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas July 15th, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.


SUPPL
PROCESSED
JUL 22 2003
THOMSON FINANCIAL
SEC MAIL PROCESSING
RECEIVED
JUL 17 2003
WASH. D.C.
187
SECTION

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245


PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of Manpa]

Caracas, May 27, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Your Office.

For your due knowledge and for the purposes derived thereon, I attach hereto copy of the Commercial Registry of General Shareholders' Meeting of this company held on April 25, 2003.

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclosed as indicated.--

MINISTRY OF THE INTERIOR AND JUSTICE

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Dra. MARIELA J. FUENMAYOR T., FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES


PUBLICO
JUDITH X. HERNANDEZ MORA

HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 61-A-Pro, Number 61 of the year 2003 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

27/LIZ

Translator's Note:

At the upper and bottom right margin as well as at the left margin there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a wet seal that reads as follows: "National Securities Commission. 2003 May 28 AM 10:29 FILE. RECEIVED."--

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 25, 2003** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2002, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- The election of two Main Statutory Auditors and their substitutes as well as the setting of their remuneration, appointing Lic. Jacobo Cohen as First Statutory Auditor, registered with the College of Administrators under No.12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No.11.437. Lic. Claudia Valencia, registered with the College of Administrators under No.35.909, was appointed


PUBLICO

Second Statutory Auditor and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as her substitute.

3.- That the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

4.- Issuing Unsecured Obligations to be offered to the public up to a maximum amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$). Likewise, it was delegated to the Board of Directors, for a term no longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit set forth in this Meeting, term, collaterals, if the case may be, and in general, to set all the characteristics and conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. It was also approved to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

5. – Issuing Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it was delegated to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people who

subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. Likewise, it was set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo) the remuneration of the common representative of holders of Commercial Papers.

6.- Decreeing an ordinary cash dividend of five bolivars (Bs.5.oo) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 establishing as registry date (limit date of transaction with benefit) May 19, 2003 that corresponds to the fifth business day following publication in two (2) newspapers of major national circulation prior authorization by the National Securities Commission, and as payment date the ninth business day following the registry date, that is, from May 30, 2003 (effective date of registry with benefit).

I accompany an authorized copy of the Minutes of Shareholders' Meeting referred to and of the Minutes of the Board of Directors No.902, a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Shareholders' Meeting to be registered and filed in the company file kept by this Registry Office.

Likewise, I request you please to issue eight (8) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. ---------------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Twenty-Sixth (26th) of May of the year 2003. Historical years: 193 and 144. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ and is registered with the Commercial Registry under No.-61-VOLUME –61-A_PRO. Fees paid Bs.357600,00 as per Form No.535369, Bank No.0100834755



amounting to Bs.36860,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

The Main First Registrar (signed) Dra. Mariela J. Fuenmayor T.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/27/LIZ --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein below transcribed is a true and exact copy of its original, General Shareholder's Meeting as of April 25, 2003 that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"As of today, at 3:00 p.m. of the Twenty-Fifth (25th) of April of the year 2003 there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Nacional and El Universal, dated April 13, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as

Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003. Caracas, April 13, 2003. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent **one thousand nine hundred ninety-four million two hundred sixty thousand six hundred fifty-five (1,994,260,655) shares**, that is, more than **eighty-six percent (86%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Point of the notice** – which was read out – that is, Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. The attending shareholders unanimously approved the Company financial statements and those consolidated as well as the report of the Board of


PUBLICO
JUDITH X. HERNANDEZ MORA

Directors management, which were read out. Company Administrators refrained from voting.

Immediately, the **Second Item** of the notice was considered, that is, appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Jacobo Cohen** becoming elected as First Main Statutory Auditor, who is registered with the College of Administrators under No.12.915 and as his substitute to **Lic. Jacqueline Subero**, registered with the College of Administrators under No. 11.437. Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Bolivars (Bs.1,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item** of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital**



Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the **Fourth Item** was considered, **considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Unsecured Obligations to be offered to the public up to a maximum amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$). Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors, for a term no longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit set forth in this Meeting, term, collaterals, if the case may be, and in general, to set all the characteristics and conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of



the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the **Fifth Item** was considered, that is, **considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the **Sixth Item** was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the**



dates for registration and payment to shareholders. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment in the aforementioned terms.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twelfth (12th) day of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a



true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 902. As of today, the Twenty-Fifth (25th) day of April of Two Thousand Three, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNADNO PAPARONI M., Acting Director when ALICIA M. PAPARONI M. is absent, ALEJANDRO DELFINO T., Acting Director and Advisor when Alfredo Gómez Ruiz is absent and ANGEL J. RAMIREZ, Acting Director when Celestino Martínez Pérez is absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

Sole Item.

The Board of Directors decided to establish the dates for registry and payment of the ordinary cash dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

Having no further matter to discuss the meeting was adjourned."

This certification is issued at the request of the party concerned in Caracas, on the Twelfth (12th) of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. ---

Caracas, on the Twenty-Sixth (26rh) day of May of the year Two Thousand Three (2003) (signed) Illegible. DELFINO T., CARLOS, Dra. MARIELA J. FUENMAYOR T. The present certified publication copy is issued as per form No.535369.

27/LIZ

Dra. Mariela J. Fuenmayor T. (signed) Illegible.

First Commercial Registrar.

Translator's Note:

At the bottom margin of this folio there is a wet seal that reads as follows: "First Commercial Registrar. The fiscal stamps amounting to 38,800 have been cancelled as per form F-16 No.3560742 as of 5/26/2003, pursuant to Official Gazette No.36.882 as of 2/1/2000." At the left side of the First Registrar's signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." At the upper right margin of each folio originally written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 2003 May 28 AM 10:29. FILE. RECEIVED."------------------------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 8th, 2003


REPUBLICA DE VENEZUELA
INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401414 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A
Teléfono (02) 9012311
Internet: http://www.manpa.com.




COMISION NACIONAL
DE VALORES
2003 MAY 28 AM 10: 29
ARCHIVO
RECIBIDO

Caracas, 27 de mayo de 2003

Señores
COMISION NACIONAL DE VALORES
Su Despacho

Para su debido conocimiento y fines consiguientes, anexo a la presente les remito copia del Registro Mercantil de la **Asamblea General Ordinaria de Accionistas** de esta compañía celebrada el día **25 de abril de 2003**.



Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado






REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Dra. MARIELA J. FUENMAYOR T., REGISTRADORA MERCANTIL PRIMERA DE

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.


REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 61-A-Pro... Número: 61 del año 2003

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente


REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

27/LIZ


Nelly González Díaz
Abogado
Inpre. Abogado No. 31291



Recibido: 23-05-2003
Planilla Nº: 3CD-0108347553
Ofrecido: Bm. 535369
Escribiente: 23 MAY 2003
Visto Bueno:

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda

Su Despacho

3251

Bao: 36.860
Rmo: 357.600
(8 ce)



Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el **25 de abril de 2003**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° La **elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración**, quedando designados como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.



3° Que la compañía **continúe con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.)**, estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).



4° La **emisión de Obligaciones Quirografarias** hasta por un monto máximo de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se autorizó a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se aprobó nombrar como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y como remuneración hasta un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).



5° La **emisión de Papeles Comerciales** hasta por un monto de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como, autorizar a la Junta Directiva para realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión, asimismo se autorizó a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se estableció como remuneración del representante común de los tenedores de los Papeles Comerciales hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).



6° **Decretar un dividendo ordinario en efectivo** de **cinco bolívares (Bs. 5,00) por acción**, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, estableciendo como fecha de registro (fecha límite de transacción con beneficio) el 19 de mayo de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el noveno día hábil siguiente a la fecha de registro, es decir, a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio).



Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y del Acta de Junta Directiva N° 902, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir ocho (8) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.





MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA



Caracas, Veintiseis (26) de Mayo del Año 2003 (193° y 144°). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ , se inscribe en el Registro de Comercio bajo el N.: -61- TOMO -61-A- PRO.. Derechos Pagados Bs.357600.00 Según Planilla RM N°535369, Banco N°0100834755 Por Bs.:36860.00. La identificación se efectuó así: DELFINO T. CARLOS, C.I: V-3.659.617.

La Registradora Mercantil Primera

Fdo. Dra. MARIELA J. FUENMAYOR T.



ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Ajustes ALPES, C.A.
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 90
Internet: http://www.manpa.com.ve

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

3251

2003 MAY 28 AM 10: 29
COMISIÓN NACIONAL DE VALORES
ARCHIVO
RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **25 de abril de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:



Hoy, veinticinco (25) de abril del año dos mil tres, siendo las 03:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 13 de abril de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 25 de abril de 2003, a las 3 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común





provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003. Caracas, 13 de abril de 2003. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.



A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos noventicuatro millones doscientos sesenta mil seiscientos cincuenta y cinco (1.994.260.655) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y





ENRIQUE MERLO, se designara al Lic. Jacobo Cohen, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. Jacqueline Subero, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. Claudia Valencia, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. Isabel Quintero, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores, bajo N° 35.909 y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de **Un Millón de Bolívares (Bs. 1.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.



Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las**



COMISION NACIONAL DE VALORES

2003 MAY ... AM 10: 29

RECIBIDO

características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades



No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.



Lic. CARLOS E. DELFINO T.
Presidente



División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407473 - 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380



MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 904
Internet: http://www.manpa.com.ve

2003 MAY 28 AM 10: 29
ARCHIVO RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:



"**ACTA N° 902.** Hoy, veinticinco (25) de abril de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS DELFINO T., Presidente; CARLOS H. PAPARONI M.,. Segundo Vicepresidente; los Directores: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Director Suplente en ausencia de ALICIA M. PAPARONI M., ALEJANDRO DELFINO T., Director Suplente y Asesor en ausencia de Alfredo Gómez Ruiz y ANGEL J. RAMIREZ, Director Suplente en ausencia de Celestino Martínez Pérez. Igualmente se encontraba presente JOSE GAETANO PAPARONI M., Asesor.

Punto Unico

La Junta Directiva decidió establecer las fechas de registro y pago del dividendo ordinario en efectivo, dando cumplimiento a lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

No habiendo más asuntos que tratar se levantó la sesión."



Certificación que se expide en Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

CARACAS, Veintiseis (26) DE Mayo DEL AÑO DOS MIL Tres (2003).- (FDOS.) DELFINO T. CARLOS, Dra. MARIELA J. FUENMAYOR T.

SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA Nº: 535369

27/LIZ



Dra. MARIELA J. FUENMAYOR T.

REGISTRADORA MERCANTIL PRIMERA


REPUBLICA BOLIVARIANA DE VENEZUELA
Circunscripción Judicial
Distrito Capital y Edo. Miranda
REGISTRO MERCANTIL PRIMERO

Registro Mercantil Primero
Los Timbres Fiscales por el monto de 38.800,00 han sido cancelados mediante planilla F-16 Nº 3560742 en fecha 26/05/2003, según Gaceta Oficial Nº 36.882, de fecha: 1-2-2000.


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Caracas, April 29, 2003.

Citizen

President of the CARACAS STOCK EXCHANGE

Your Office.-

This is to inform you that the General Shareholder's Meeting of my principal held on April 25, 2003 agreed to decree an ordinary cash dividend of five bolivars (Bs.5.00) per share, per each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 and delegated the Board of Directors to set the registry dates and payment. The Board of Directors in meeting No.902 as of April 25, 2003 set forth May 19, 2003 as registry date (limit date for transaction with benefit) which corresponds to the fifth business day following the publication of the notice of dividend that will be published in two (2) newspapers of national circulation prior authorization by the National Securities Commission, and as payment date the ninth business day after the registry date, that is, from May 30, 2003 (effective date to register *benefit*) *in one sole portion*.


PUBLICO

For the purposes of obtaining authorization from that institution, attached hereto we include copy of the notice of the decree of ordinary cash dividend

We make this participation pursuant to the provisions of Ordinal 2nd, Article 4 of the Standards Related to Periodical or Occasional Financial Information that Companies which Securities are registered with the National Securities Commission have to submit."

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Caros E. Delfino T. (signed) Illegible.

President.

Enclosed:

√ Model of advertisement.

√ Certificate of the Minutes of the Board of Directors.

√ Certificate of the Minutes of Shareholders' Meeting held on April 25, 2003.

√ Balances 2002 and Statement of Movements in Equity Accounts, Non-Consolidated ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.902 as of April 25, 2003 decided to set the registry dates and payment of dividend in compliance with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the


PUBLICO
3
JUDITH X. HERNANDEZ MORA

ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) *in one sole portion.*

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

The National Secutities Commission authorized the present publication by official communication No.CNV- (blank) dated (blank), pursuant to the provisions of Resolution No.159-96 dated July 3, 1996 published in Special Official Gazette No.5.081 dated July 31, 1996.

Caracas, May 12, 2003. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 902. As of today, the Twenty-Fifth (25th) day of April of Two Thousand Three, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNADNO PAPARONI M., Acting Director when ALICIA M. PAPARONI M. is absent, ALEJANDRO DELFINO T., Acting Director and Advisor when Alfredo Gómez Ruiz is absent and ANGEL J. RAMIREZ, Acting Director when Celestino Martínez Pérez is absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

Sole Item.

The Board of Directors decided to establish the dates for registry and payment of the ordinary cash dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to



Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

Having no further matter to discuss the meeting was adjourned."

This certification is issued at the request of the party concerned in Caracas, on the Twenty-Ninth day (29th) of April of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3.659.617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minute herein transcribed is a true and exact transcription of its original, **Minute of Special Shareholders' Meeting** dated **April 25, 2003** which is inserted in the Shareholders Book of this company, and textually reads as follows: "As of today, the Fourteenth (25th) day of April of Two Thousand Three at 3:00 p.m., there gathered shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., indicated herein below, at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city of Caracas, in virtue of the notice published in El Universal and El Nacional newspapers,


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PUBLICO

dated April 13, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., Authorized Capital Bs.45,880,188,480.oo Subscribed Capital Bs.22,940,094,240.oo Capital paid-in Bs.22,940,094,240.oo. NOTICE. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 3:00 p.m., on April 25, 2003 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003. Caracas, April 13, 2003. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent one thousand nine hundred ninety-four million two hundred sixty thousand six hundred fifty-five (1,994,260,655) shares, that is, more than eighty-six percent (86%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and unanimously approved by the attending shareholders, except for the company Administrators who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Jacobo Cohen** becoming elected as First Main Statutory Auditor, who is registered with the College of Administrators under No.12.915 and as his substitute to **Lic. Jacqueline Subero**, registered with the College of Administrators under No. 11.437. Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing


INTERPRETE
PUBLICO

proposal was unanimously approved by the attending shareholders, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Bolivars (Bs.1,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the Third Item of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fourth Item was considered, **considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Unsecured Obligations to be offered to the public up to a maximum amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$). Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of


8
INTERPRETE
PUBLICO

Directors, for a term no longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit set forth in this Meeting, term, collaterals, if the case may be, and in general, to set all the characteristics and conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Fifth Item was considered, that is, **considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to


INTERPRETE
PUBLICO

issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Sixth Item was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment in the aforementioned terms.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."


PUBLICO
JUDITH X. HERNANDEZ MORA

This certification is issued in the city of Caracas, on the Twenty-Ninth (29th) day of April of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/25/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

Total Shares:	2,294,009,424
Present Shares:	1,994,260,655
% Quorum:	83,933

Total Shares Type "A"	:	2,294,009,424
Total Shares Type "A" Present	:	1,994,260,655
% Quorum Type "A"	:	86.933

MANUFACTURAS DE PAPEL, C.A.

(Manpa), S.A.C.A. Lic. CARLOS E. DELFINO T. (signed) Illegible

President

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:4/25/Illegible

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Present

Shareholder's Name	Number of Shares	%
AÑEZ DELFINO GUSTAVO ALFREDO	70,000	0.003
ABRAHIM KATOON HAROON	10,000	0.000
ALVAREZ DE RODRÍGUEZ HAYDEE JOSEFINA	2,598,940	0.113


INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

AYALA USECHE RICARDO ALFREDO	69,736	0.003
DELFINO DE AÑEZ TERESITA	78,750	0.003
FEBRES PÉREZ JOSÉ ALBERTO	11,302	0.000
GOMEZ ARRAIZ ROSA ELENA	3,438,860	0.150
GOMEZ-RUIZ RODRÍGUEZ GUSTAVO	1,252,072	0.055
HEREDIA JUAN BAUTISTA	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1,000	0.000
PAUL ALFREDO LUIS	5,250	0.000
REZNICEK WEIRAUCHOVA HANY	130,200	0.006
SALAS DELFINO GUILLERMO ALEJAND	8,400	0.000
ZABALA VELIZ EUNICES JOSEFINA	10,000	0.000
ZAMBRANO AGUILAR ELY ALEJANDRO	1,400	0.000
Total shares represented =>	7,730,910	0.337
Total quorum shares =>	1,994,260,655	86.933

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
ALVAREZ VICTOR	**38,395,505**	**1.674**
BEE SUSAN MARY	3,100	0.000
CAPIELO RAYMOND SANIA CELINA	990	0.000
CARPIO DELFINO MIGUEL ENRIQUE	229,901	0.010
CARRILLO HERNÁNDEZ NUBIA MARÍA	400	0.000
DELFINO PARRA ELENA	158,682	0.007
DELFINO PARRA ELENA MARGARITA	640,490	0.028
DELFINO THORMAHLEN ALBERTO JOSÉ	4,800,000	0.209
DELFINO THORMAHLEN ALEJANDRO	3,135,904	0.137
DELFINO THORMAHLEN CARLOS EDUARDO	5,195,000	0.226



Shareholder's Name	Number of Shares	%
DITMER MANZANO EGBERT	893,838	0.039
ELLIS GARCÍA DE LA CONCHA JOHN	78,750	0.003
FIORAVANTI DE SANCTIS MARINA FELICE	257,446	0.011
INVERSIONES 935431, C.A.	3,459,960	0.151
LARRAZABAL GONZÁLEZ EDUARDO ELIAS	119,238	0.005
LOVERA VEGAS JUAN ANTONIO	1,517,012	0.066
MADINA INVESTMENTS LTD.	8,569,728	0.374
MAGUHN TOLEDO MARÍA ALEJANDRA	5,000	0.000
MAURY RODRÍGUEZ MARÍA EUGENIA	4,049	0.000
RAMÍREZ ORTIZ ANGEL JESÚS	8,911,817	0.388
RODRÍGUEZ DE LOVERA MARÍA JOSEFINA	134,200	0.006
TRAVIESO PASSIOS ALFREDO EDUARDO	280,000	0.012
ALVAREZ VICTOR	**6,518,750**	**0.284**
MAURY DE PAPARONI ALICIA	168,750	0.007
PAPARONI MAURY ALICIA MARIELA	6,200,000	0.270
PAPARONI MICALE JOSE GAETANO	150,000	0.007
AÑEZ DELFINO GUSTAVO	**46,710,174**	**2.036**
CONDE DELFINO GUSTAVO EMILIO	682,080	2.036
CONDE DELFINO VALENTINA ISABEL	10,752	0.000
INVERSIONES 3 DE OCTUBRE, C.A.	815,136	0.036
INVERSORA 3-10-64, C.A.	423,150	0.018
INVERSORA CONDEISA, C.A.	682,080	0.030
SERV. INMOBILIARIOS 13 DE NOVIEMBRE	44,096,976	1.922
DELFINO TERESITA	**26,454,262**	**1.153**
AÑEZ DELFINO ALBERTO ENRIQUE	3,343	0.000
AÑEZ DE HERRERA SUSANA DE LA C.	78,750	0.003
AÑEZ DELFINO ARNALDO JOSÉ	15,246	0.001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78,750	0.003


JUDITH X. HERNANDEZ MORA

AÑEZ DELFINO GUSTAVO ALFREDO	8,750	0.000
BUSTILLOS DE AÑEZ MARÍA VICTORIA	2,121,839	0.092
DELFINO GOMEZ JOSÉ IGNACIO	5,000	0.000
HERRERA VAN EPS GUSTAVO ROBERTO	39,000	0.002
INVERSIONES GRUPO 21, C.A.	2,612	0.000
INVERSIONES INVERDELGO, C.A.	1,133,172	0.049

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
INVERSIONES TEDEA, C.A.	22,967,800	1.001
DELFINO VERÓNICA	**26,501,870**	**1.155**
DALMA HOLDINGS A.V.V.	4,232,374	0.184
VILLA ROSA HOLDINGS A.V.V.	22,269,496	0.971
FEBRES PÉREZ JOSÉ ALBERTO	**1,000**	**0.000**
CORPORACIÓN INFISA, C.A.	1,000	0.000
GARCÍA OSCAR	**30,915,757**	**1.348**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25,000	0.001
ACTIVALOES SOCIEDAD DE CORRETAJE A	30,890,757	1.347
GOMEZ RUIZ GUSTAVO	**17**	**0.000**
WHITE SOUL CORP.	17	0.000
GONZALEZ NELLY	**1,256,716,543,**	**54.783**
ARMANECA BIENES Y RAICES, C.A.	16	0.000
ARMANECA BIENES Y RAICES, C.A.	48,437,564	2.111
BROWN BROTHERS HARRIMAN & CO.	140,000,000	6.103
CLARIDGE, LTD	350,000,000	15.257
CONSTRUCTORA TRAMONTANA, C.A.	182,400	0.008
ENTREMENTES, C.A.	20,000	0.001


PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
FUNDACIÓN CARLOS DELFINO	100,511,658	4.381
INMOBILIARIA ARA, S.A.	33,600	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	5,726,851	0.250
INVERSIONES 199, C.A.	400,000	0.017
INVERSIONES 218177, C.A.	3,000,000	0.131
INVERSIONES 222, C.A.	1,139,510	0.050
INVERSIONES 2838, C.A.	808,900	0.035
INVERSIONES 2838, C.A.	91,100	0.004
INVERSIONES 301130	976,890	0.043
INVERSIONES 301130, C.A.	20,456,474	0.892
INVERSIONES 3240, C.A.	107,500	0.005
INVERSIONES 85735, LTD	144,939,746	6.318
INVERSIONES 98618680, C.A.	1,600,000	0.070
INVERSIONES CESCARSA, C.A.	300,000	0.013
INVERSIONES KHAFRE, C.A.	1,821,456	0.079
INVERSIONES PALMIRA, C.A.	126	0.000
INVERSIONES TALBOT,C.A.	3,907,906	0.170
INVERSIONES VEIQUEVE, S.A.	127,600	0.006
LLF CAPITALES, C.A.	85,350	0.004
MILANASA LLC	169,433,930	7.386
PARONI MAURY CARLOS HENRIQUE JOSÉ	6,200,000	0.270
PAPARONI MICALE FERNANDO	21,000	0.001
PAPARONI MICALE FERNANDO CESAR	679,000	0.030
PAPARONI SÁNCHEZ GUSTAVO	112,000	0.005

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)


15
JUDITH X. HERNANDEZ MORA

Shareholder's Name	Number of Shares	%
PAPARONI SANCHEZ SILVIA	112,000	0.005
PROMOCIONES CATETO, S.A.	200,000	0.009
SÁNCHEZ DE PAPARONI MARÍA CRISTINA	112,000	0.005
TÉCNICA ARENAZO, C.A.	22,000	0.001
THREE D INTERNC. MARKETING, INC	29,000	0.001
THREE-D INTERNATIONAL MARKETING, INC	189,945,920	8.280
VETA HOLDINGS AVV	65,175,046	2.841
MONTAÑA DE ZAPATA JACQUELINE	**23,572,500**	**1.028**
CORPORACIÓN ANDINA DE FOMENTO	23,572,500	1.028
REZNICEK HANY	**4,230,114**	**0.184**
INVERSIONES PENMAY, C.A.	4,230,114	0.184
RIVAS RAMÓN	**477,773,413**	**20.827**
BEAR STERNS SECURITIES CORP.	5,979,771	0.261
FONDO MUTUAL DE VENEZUELA, F.M.I.C.A.	34,042	0.001
FONDO MUTUAL DE VENEZUELA. FONDO MUT	1,500,000	0.065
NATSCUMCO (NOMINEE FOR CITIBANK NA	470,259,600	20.499
SALAS DELFINO PEDRO PABLO	**47,345,234**	**2.064**
INVERSIONES RODANO, C.A.	47,345,234	2.064
TRAVIESO CARLOS	**1,394,606**	**0.061**
INVERSIONES 7426, S.A.	1,394,606	0.061
Total shares represented =>	1,986,529,745	86.596
Total quorum shares =>	1,994,260,655	86.933

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special


INTERPRETE
PUBLICO
JUDITH X.

Shareholder's Name		Number of Shares	%
ABRAHIM KATOON HAROON			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN			
Own shares	: ⇒	2,598,940	0.113
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,598,940	0.113
ALVAREZ VICTOR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	38,395,505	1.674
Total shares	: ⇒	38,395,505	1.674
ALVAREZ VICTOR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	6,518,750	0.284
Total shares	: ⇒	6,518,750	0.284
AYALA USECHE RICARDO ALFREDO			
Own shares	: ⇒	69,736	0.003
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	69,736	0.003
AÑEZ DELFINO GUSTAVO			
Own shares	: ⇒	70,000	0.003
Represented shares	: ⇒	46,710,174	2.036
Total shares	: ⇒	46,780,174	2.039

Shareholder's Name		Number of Shares	%
DELFINO TERESITA			
Own shares	: ⇒	78,750	0.003


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Represented shares	: ⇒	26,454,262	1.153
Total shares	: ⇒	26,533,012	1.157

DELFINO VERÓNICA

Own shares	: ⇒	0	0.000
Represented shares	: ⇒	26,501,870	1.155
Total shares	: ⇒	26,501,870	1.155

FEBRES PEREZ JOSÉ ALBERTO

Own shares	: ⇒	11,302	0.000
Represented shares	: ⇒	1,000	0.000
Total shares	: ⇒	12,302	0.001

Shareholder's Name		Number of Shares	%
GARCIA OSCAR			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	30,915,757	1.348
Total shares	: ⇒	30,915,757	1.348
GOMEZ ARRAIZ ROSA ELENA			
Own shares	: ⇒	3,438,860	0.150
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	3,438,860	0.150

Shareholder's Name		Number of Shares	%
GOMEZ RUIZ GUSTAVO			
Own shares	: ⇒	1,252,072	0.055


INTERPRETE
PUBLICO

Represented shares	: ⇒	17	0.000
Total shares	: ⇒	1,252,089	0.055
GONZALEZ NELLY			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,256,716,543	54.783
Total shares	: ⇒	1,256,716,543	54.783
HEREDIA JUAN BAUTISTA			
Own shares	: ⇒	45,000	0.002
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	45,000	0.002
MARQUEZ BUSTAMANTE IVAN ANTONIO			
Own shares	: ⇒	1,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,000	0.000
MONTAÑA DE ZAPATA JACKELINE			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	23,572,500	1.028
Total shares	: ⇒	23,575,500	1.028
PAUL ALFREDO LUIS			
Own shares	: ⇒	5,250	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	5,250	0.000
RESNICEK HANY			
Own shares	: ⇒	130,200	0.006
Represented shares	: ⇒	4,230,114	0.184
Total shares	: ⇒	4,360.314	0.190

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE:04/25/ Illegible

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special


19
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Shareholder's Name		Number of Shares	%
RIVAS RAMON			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	477,773,413	20.827
Total shares	: ⇒	477,773,413	20.827
SALAS DELFINO GUILLERMO ALEJAND			
Own shares	: ⇒	8,400	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	8,400	0.000
SALAS DELFINO PEDRO PABLO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	47,345,234	2.064
Total shares	: ⇒	47,345,234	2.064
TRAVIESO CARLOS			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	1,394,606	0.061
Total shares	: ⇒	1,394,606	0.061
ZABALA VELIZ EUNICES JOSEFINA			
Own shares	: ⇒	10,000	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	10,000	0.000
ZAMBRANO AGUILAR ELY ALEJANDRO			
Own shares	: ⇒	1,400	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,400	0.000
	Total General Shares : ⇒	1,994,260,655	86.933

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

BALANCE SHEET AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002


INTERPRETE
PUBLICO

(Stated in thousand bolivars)

ASSETS	
CURRENT ASSETS:	
Cash	12,776,019
Bills and accounts receivable, net	49,775,279
Advances to suppliers	2,201,319
Inventories –net	38,010,320
Expenses paid in advance	400,029
Dividends receivable	970,000
Other current assets, net	389,058
TOTAL CURRENT ASSETS	104,522,024
LONG-TERM SPARE PARTS INVENTORY	6,658,447
INVESTMENTS IN AFFILIATES – net	14,302,223
PROPERTY, PLANT AND EQUIPMENT – Net	352,178,251
DEFERRED CHARGES AND OTHER ASSETS – Net	150
TOTAL	477,661,095
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	8,200,000
Current portion of long-term loans	6,125,000
Current portion of current obligations issued	2,000,000
Documents payable	6,465,401
Accounts payable	51,141,690
Accrued expenses payable	5,503,826
Taxes payable	1,194,443
Total current liabilities	80,630,360
LONG-TERM LOAN	1,500,000
CURRENT OBLIGATIONS ISSUED	2,644,100
PROVISION FOR SEVERANCE BENEFITS	5,981,287
OTHER LIABILITIES AND DIFFERED CREDITS	45,629



PUBLICO

Total liabilities	90,801,376
SHAREHOLDERS' EQUITY	
Capital stock	22,940,094
Capital updating	68,428,780
Net balance for future capitalization	156,925,261
Retained earnings:	
Legal reserve	9,136,887
Undistributed	20,159,068
Result from holding non-monetary assets	109,269,629
	386,859,719
TOTAL	477,661,095

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

NET SALES	202,723,119
SALES COST	147,856,973
GROSS INCOME	54,857,146
SALES EXPENSES	23,239,401
OVERHEADS AND ADMINISTRATIVE EXPENSES	11,949,104
	35,188,505
OPERATING INCOME	19,668,641
OTHER INCOME (DISBURSEMENTS):	
Loss in investments, net	(4,353,500)
Others – net	(3,382,691)
	(7,736,191)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(8,503,198)


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Interests on temporary investments	449,481
Exchange differences – net	(3,124,357)
Monetary result	2,239,524
	(8,938,850)
INCOME BEFORE TAXES	2,993,600
TAX PROVISION	
Income tax	2,865,471
	2,865,471
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	128,129
PARTICIPATION IN RESULTS FROM AFFILIATES	1,949,128
NET INCOME	2,077,257

[Next there is a statement of movement in equity accounts]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

BALANCE SHEET

AT DECEMBER 31, 2002

IN HISTORICAL BOLIVARS

(Stated in thousand bolivars)

ASSETS	
CURRENT ASSETS:	
Cash	12,776,019
Bills and accounts receivable, net	48,604,488
Advances to suppliers	2,184,703
Inventories –net	35,401,851
Expenses paid in advance	356,727
Dividends receivable	970,000
Other current assets – net	1,559,859
Total current assets	101,853,637
LONG-TERM SPARE PARTS INVENTORY	5,533,176
INVESTMENTS IN AFFILIATES – net	721,872


INTERPRETE
PUBLICO

PROPERTY, PLANT AND EQUIPMENT – Net	24,415,191
DEFERRED CHARGES AND OTHER ASSETS – Net	150
TOTAL	132,524,026
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	8,200,000
Current portion of long-term loans	6,125,000
Current portion of current obligations issued	2,000,000
Documents payable	6,465,401
Accounts payable	51,196,899
Accrued expenses payable	5,503,826
Taxes payable	1,194,443
Total current liabilities	80,685,569
LONG-TERM LOAN	1,500,000
CURRENT OBLIGATIONS ISSUED	2,644,100
PROVISION FOR SEVERANCE BENEFITS	5,981,287
OTHER LIABILITIES AND DIFFERED CREDITS	237,030
Total liabilities	91,047,986
SHAREHOLDERS' EQUITY	
Capital stock	11,470,047
Retained earnings:	
Legal reserve	1,095,795
Undistributed	28,910,198
TOTAL	132,524,026

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

NET SALES	179,315,621


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

SALES COST	114,476,109
GROSS INCOME	64,839,512
SALES EXPENSES	20,527,048
OVERHEADS AND ADMINISTRATIVE EXPENSES	9,397,978
	29,925,026
OPERATING INCOME	34,914,486
OTHER INCOME (DISBURSEMENTS):	
Loss in investments, net	(950,000)
Others – net	(2,221,355)
	(3,171,355)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(7,379,941)
Interests on temporary investments	391,368
Exchange differences – net	(2,765,819)
	(9,754,392)
INCOME BEFORE TAXES	21,988,739
TAX PROVISION	
Income tax	2,501,608
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM AFFILIATES	19,487,131
PARTICIPATION IN RESULTS FROM AFFILIATES	(3,234,406)
NET INCOME	16,252,725

[Next there is a statement of movement in equity accounts]

GENERAL SHAREHOLDERS' MEETING.

APRIL 25, 2003

EL NACIONAL

No. 21.411 SUNDAY April 13, 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.


25
INTERPRETE
PUBLICO

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.


INTERPRETE
PUBLICO
26

6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

GENERAL SHAREHOLDERS MEETING 2003

REPORT BY THE BOARD OF DIRECTORS

YEAR ENDED AT DECEMBER 31, 2002

GENERAL SHAREHOLDERS MEETING YEAR 2003

REPORT BY THE BOARD OF DIRECTORS

YEAR ENDED AT DECEMBER 31, 2002

Dear Shareholders:

Below we are going to submit to your attention the Report of the management carried out during the fiscal year from January the 1st and December 31st, 2002.

During the year 2002 MANPA operations were developed in one of the most difficult political-financial scenarios the country has ever gone through, which was characterized by three strikes, a brief change of administration and a 85.1% strong devaluation of the local currency when going from Bs.758/US$1 to 1,403.25 at the closure of December 2002.

Likewise, the political crisis negatively impacted the financial crisis, intensifying the recession when registering a significant fall of approximately 7.8% in the Gross Internal Product. Besides, the International Reserves quickly plummeted 20.7% and the inflation rate raised 12.28% in the year 2001 to 31.21% in the year 2002.

All this as a result from an Adjusted net income for inflation of Bs.2,077 million vs. Bs.6,042 million in the year 2001 (in constant bolivars at December 31, 2002) which


INTERPRETE
PUBLICO

represented a fall of 34.38%. The Net income stated in historical bolivars amounted to Bs.16,253 million vs. Bs.21,187 million in the year 2001.

The total sales volume of paper was reduced 4.2% when going from 138,073 MT in 2001 to 132,280 MT in 2002, representing in bolivars adjusted for inflation at December 31, 2002 the amount of Bs.207,873 million that compared to the sales of the year 2001 of Bs.204,028 million represent an increase of 1.88%. In historical bolivars the Net sales amounted to Bs.185,498 million.

In the national market, the sales volume of paper amounted to 104,622 MT that compared to the 115,696 MT sold in 2002 indicate a reduction of 11,074 MT (-9.6%). On its part, the export volume amounted to 27,658 MT that compared to 22,377 MT of the year 2001 represent an increase of 5,281 MT (+23.6%), as a consequence of the increase in competitively in the international markets for the effects of the devaluation of the national currency in front of the US dollar from the first quarter of 2002.

Capital investments for the year 2002 amounted to Bs.2,028 million in historical bolivars and were basically addressed to acquiring equipment and industrial parts to maintain and optimize production processes both in paper machines and conversion facilities.

In April 2002, in a General Shareholders' Meeting there was decreed an ordinary dividend of Bs.2.00 per share equivalent to a total of Bs.4,588 million. Likewise, the Shareholders' Meeting agreed to decree extraordinary cash dividends of Bs.2.00 and Bs.5 per share for the months of February and October 2002, respectively, representing a total ofBs.20,646 million vs, Bs.4,588 million for the year 2001.

In the area of Human Resources the Annual Training Plan was met, investing a total of 20,014 hours/man aimed at strengthening our human resource in the areas of management, professional and technical.

With this report, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. presents the most outstanding facts that took place during the management corresponding to the fiscal year ended at December 31, 2002 and specially thanks all the personnel that work in MANPA who with their effort and determination help face this difficult year for the company.


PUBLICO
JUDITH X. HERNANDEZ MORA

Enclose you will find the Report of the Statutory Auditors and the Audited Consolidated Financial Statements, which present the financial situation and the operation results of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at December 31, 2002.

Sincerely,

Carlos Delfino T. 9signed) Illegible.

Chairman of the Board of Directors. --

Caracas, March 24, 2003.

Messrs.

Shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Present.

Dear sirs:

As statutory auditors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. appointed as per General Shareholders' Meeting dated April 27, 2001 we have examined the Consolidated Balance Sheet of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the Consolidated Income Statement for the period from January the 1st and December 31st, 2002.

Our review included the analysis of the Financial Statements, periodical interviews with company executives and other procedures that we deemed necessary based on the circumstances. We also reviewed the Consolidated balance sheet, the related Income Statements, the Equity Account Movements and Cash Flows of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries, according to the report by the External Auditors of the Company as of February 12, 2003 that should be considered together with this report.

In our opinion, the aforementioned financial statements fairly present the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries at December 31, 2002 and the results from its operations by the period ended on that date, pursuant to the provisions to prepare financial statements of entities subject to control by the National Securities Commission.

We thus comply with the mission you gave us and do hereby thank you.

Sincerely,



Jacobo J. Cohen R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars except Net income per share)

	2002
NET SALES	207,872,590
SALES COST	144,199,877
GROSS INCOME	63,672,713
SALES EXPENSES	25,681,374
OVERHEADS AND ADMINISTRATIVE EXPENSES	12,208,115
	37,889,489
OPERATING INCOME	25,783,224
OTHER INCOME (DISBURSEMENTS):	
Loss in investments, net	(4,353,500)
Income from selling assets	29,945
Others – net	(4,404,003)
	(8,727,558)
TOTAL INTEGRAL FINANCING INCOME (COST):	
Interests expenses	(8,517,927)
Interests on temporary investments	449,481
Exchange differences – net	(3,124,657)
Monetary result from fiscal year (REME)	2,194,590


PUBLICO
JUDITH X. HERNANDEZ MORA

	(8,998,513)
INCOME BEFORE TAXES	8,057,153
TAX PROVISION	
Income tax	2,865,582
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE	5,191,571
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	(3,027,622)
INCOME BEFORE MINORITY INTERESTS	2,163,949
MINORITY INTERESTS	(86,692)
NET INCOME	2,077,257
NET INCOME PER SHARE (2,294,009,424 average shares)	0.91

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2002

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousand bolivars)

	2002
ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	12,922,285
Bills and accounts receivable, net	45,777,149,
Advances to suppliers and others	2,596,014
Inventories –net	41,885,742


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Expenses paid in advance	515,177
Other current assets – net	9,916,112
TOTAL CURRENT ASSETS	113,612,479
LONG-TERM SPARE PARTS INVENTORY	6,658,447
INVESTMENTS IN AFFILIATES – net	4,386,111
PROPERTY, PLANT AND EQUIPMENT – Net	354,409,133
DEFERRED CHARGES AND OTHER ASSETS – Net	1,274,772
TOTAL	480,340,942
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Promissory notes and bank overdrafts	8,200,000
Current portion of long-term loans	6,125,000
Current portion of obligations and commercial papers	2,000,000
Documents payable	6,465,401
Accounts payable	50,978,109
Accrued expenses payable	5,824,525
Taxes payable	2,416,642
Total current liabilities	82,009,677
LONG-TERM LOAN	1,500,000
CURRENT OBLIGATIONS ISSUED	2,644,100
PROVISION FOR SEVERANCE BENEFITS	6,215,223
OTHER LIABILITIES AND DIFFERED CREDITS	45,629
Total liabilities	92,414,629
MINORITY INTERESTS	1,066,594
SHAREHOLDERS' EQUITY	
Capital stock 2,294,009,424 common shares of Bs.10 each	91,368,874
Net updated balance of retained earnings	156,925,262
Accumulated result for translation from foreign subsidiary	91,966
Retained earnings:	


PUBLICO

Legal reserve	9,136,887
Undistributed	20,182,292
Result from holding non-monetary assets	109,154,438
Total shareholders' equity	386,859,719
TOTAL	480,340,942

Jacobo J. Cohén R. (signed) Illegible.

Main Statutory Auditor.

College of Administrators 12.195

Isabel Quintero G. (signed) Illegible.

Main Statutory Auditor.

College of Public Accountants 15.197 --

[Letterhead of Manpa]

GENERAL SHAREHOLDERS' MEETING.

APRIL 25, 20031

PROPOSALS

THIRD ITEM OF THE NOTIFICATION.- The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, in Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo).

FOURTH ITEM OF THE NOTIFICATION.- It is hereby proposed to the Shareholders' Meeting a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors, for a period no longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, among others: amount of issuance within the limit set forth herein, term, collateral, if applies, and, in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Regulations of the National Securities



Commission and the provisions of the Code of Commerce that may apply. Likewise, it is herein proposed to authorized the Board of Directors to delegate such powers to the people it deems convenient. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Bondholders and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo).

FIFTH ITEM OF THE NOTIFICATION.- It is hereby proposed to the Shareholders' Meeting to authorize the Board of Directors to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance as well as to authorize the Board of Directors to carry out all the events, management and formalities to make the issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting that the remuneration is of the Common Representative of Commercial Papers is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo).

SIXTH ITEM OF THE NOTIFICATION.- Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of



major national circulation of the notification of dividends authorized by the National Securities Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate on the Board of Directors to set the date to registry and pay under the aforementioned terms. ---

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

GENERAL SHAREHOLDERS' MEETING.

APRIL 25, 2003

STATUTORY AUDITORS

FIRST SHORT LIST

JACOBO COHEN	CA 12.915
JACQUELINE SUBERO	CA 11.437
ENRIQUE MERLO	CPC 722 DF

SECOND SHORT LIST

ISABEL QUINTERO	CPC 15.197
CLAUDIA VALENCIA	CA 35.909
JUAN FELIPE MALINICH	CPC 6.314 DF ---------------------------------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Report by the Independent Public Accountants

Consolidated Financial Statements

Years ended at December 31, 2002 and 2001

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries

Table of Content


PUBLICO
JUDITH X. HERNANDEZ MORA

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2002 and 2001, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.



The Company is subject to control by the National Securities Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities Commission.

As indicated in Note 19 to the financial statements, the National Executive and the Venezuelan Central Bank agreed on temporarily suspended the foreign exchange commerce in the country from January 21, 2003 as published in Official Gazettes Nos.37.614 and 37.618. From these dates, said institutions set forth by means of a special agreement the standards related to the administration of the foreign exchange system that may be established. As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into foreign exchange agreements numbers 1 and 2, which set forth the System to Administer Foreign Exchange and establish the foreign exchange rate that will govern the operations set forth in such agreements. At date of this report all the administrative licenses related to operations carried out by the private sector were not issued; therefore, there are no elements allowing to determine the effects, if any, on the financial statements at December 31, 2002 and on future operations of the Company that may arise from these measures.

Our audits were made in order to state an opinion about the consolidated financial statements in constant bolivars, taken as a whole. Pages 24 to 27 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2002 and 2001 prepared on a historical cost base, thus complying with the provisions of the National Securities Commission. Such financial statements have


PUBL37
JUDITH X. HERNANDEZ MORA

been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note 1 to the financial statements.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 12, 2003---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousands of Bs.)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (Notes 1, 15 and 16)	12,922,285	11,772,004
Bills and accounts receivable – net (Notes 3, 15 and 16)	45,777,149	42,222,662
Advances to suppliers (Note 15)	2,596,014	1,920,989
Inventory – net (Note 1 and 4)	41,885,742	31,908,690
Expenses paid in advance	515,177	292,747
Other current assets – net (Notes 1 and 5)	9,916,112	21,193,914
Total Current Assets	113,612,479	109,311,006
LONG-TERM SPARE PARTS INVENTORY (Note 4)	6,658,447	5,153,012
INVESTMENTS IN AFFILIATES – Net (Notes 1 and 6)	4,386,111	5,955,350
PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 7 and 9)	354,409,133	294,610,345
DEFERRED CHARGES AND OTHER ASSETS – Net		


PUBLICO

(Notes 1 and 8)	1,274,772	1,313,415
TOTAL	480,340,942	416,343,128
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	8,200,000	613,659
Current portion of long-term loans (Notes 9 and 15)	6,125,000	9,401,218
Current portion of current obligations and commercial papers (Note 10)	2,000,000	6,155,056
Documents payable (Notes 15 and 18)	6,465,401	3,756,495
Accounts payable (Notes 11 and 15)	50,978,109	30,716,176
Accumulated expenses payable (Note 15)	5,824,525	4,735,949
Taxes payable (Notes 1 and 12)	2,416,642	246,332
Total current liabilities	82,009,677	55,624,885
LONG-TERM LOANS (Notes 9 and 15)	1,500,000	11,028,662
CURRENT OBLIGATIONS ISSUED (Note 10)	2,644,100	-
PROVISION FOR SEVERANCE BENEFITS (Note 1)	6,215,223	6,316,984
OTHER LIABILITIES AND DEFERRED CREDITS	45,629	331,746
Total liabilities	92,414,629	73,302,277
MINORITY INTERESTS	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 14)	386,859,719	342,060,949
TOTAL	480,340,942	416,343,128

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousands bolivars, except net income per share)

	2002	2001
NET SALES (Note 17)	207,872,590	204,028,014


JUDITH X. HERNANDEZ MORA

SALES COSTS	144,199,877	133,293,100
GROSS INCOME	63,672,713	70,734,914
SALES EXPENSES	25,681,374	28,306,881
ADMINISTRATIVE EXPENSES AND OVERHEADS	12,208,115	13,822,806
	37,889,489	42,129,687
OPERATING INCOME	25,783,224	28,605,227
OTHER INCOME (DISBURSEMENTS):		
Loss in investment, net	(4,353,500)	(7,092,037)
Realization in temporary investments	-	(3,699,278)
Income from selling assets	29,945	-
Others-net	(4,404,003)	(3,831,497)
	(8,727,558)	(14,622,812)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(8,517,927)	(8,195,052)
Interests on temporary investments	449,481	897,347
Exchange differences – net	(3,124,657)	(1,711,767)
Monetary earnings from the fiscal year (REME) (Notes 1 and 2)	2,194,590	4,617,082
	(8,998,513)	(4,392,390)
PROFITS BEFORE INCOME TAX	8,057,153	9,590,025
TAX PROVISION (Note 12):		
Income tax	2,865,582	3,107,378
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES AND SUBSIDIARIES	5,191,571	6,482,647
PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1)	(3,027,622)	(422,826)
INCOME BEFORE MINORITY INTERESTS	2,163,949	6,059,821
MINORITY INTERESTS	(86,692)	(18,074)
NET INCOME	2,077,257	6,041,747
NET INCOME PER SHARE (2,294,009,424 average		

shares)(Note 1)	0.91	2.63

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002

(Stated in thousands of bolivars)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	2,077,257	6,041,747
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	86,692	18,074
Participation in results from subsidiaries and affiliates	3,027,622	422,826
Profits from selling assets	(29,945)	-
Removal and use of equipment and industrial parts	1,335,869	1,690,073
Provision for investments	5,375,104	10,791,315
Amortization of excess of cost on book value of shares from affiliates	1,244,052	544,054
Exchange difference of documents payable	1,337,698	-
Monetary earnings	(2,194,590)	(4,617,082)
Depreciation	12,235,858	18,430,420
Amortization of deferred charges	34,143	99,146
Changes in operating assets and liabilities (Note 2)	6,323,016	(7,647,088)
Provision for severance benefits, net	1,582,717	1,682,540
Net cash provided for operating activities	32,435,493	27,456,025
INVESTMENT ACTIVITIES:		
Sale of property, plant and equipment	(3,400,263)	(2,798,294)
Sale of property and equipment	29,945	-


PUBLICO
JUDITH X. HERNANDEZ MORA

Sale of net assets forest project	-	23,500,596
Reduction in deferred charges and other assets	-	24,533
Net cash provided for (used in) investment activities	(3,370,318)	20,726,835
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	8,416,074	(4,614,183)
Reduction of long-term loans	(10,060,703)	(17,798,353)
Reduction of outstanding obligations issued	(1,225,302)	(6,915,611)
Increase (reduction) in documents payable	2,724,177	(9,735,207)
Cash dividends	(23,141,352)	(6,299,950)
Net cash used by financing activities	(23,287,106)	(45,363,304)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(4,627,788)	(3,317,670)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	1,150,281	(498,114)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	11,772,004	12,270,118
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	12,922,285	11,772,004

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

(STATED IN CONSTANT BOLIVARS)

1. **SIGNIFICANT ACCOUNTING POLICIES**

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities Commission (CNV), its financial statements have to be prepared based on the standards set forth by such



Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the parent company.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities Commission, which provided that consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, whereas for the year 2002 the Company accepted the provisions of the Declaration of Accounting Principles No.10 Revised (DPC-10 Revised) only in regard to inventories (see Notes 2d and 2g). The methodology set forth by the National Securities Commission defers from that set forth by the Federation of the Venezuelan College of Public Accountants since this latter sets forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost and the depreciation expense for the years 2002 and 2001 are presented in values of less than Bs.711 million, Bs.12,094 million, Bs.6,301 million and Bs.2,556 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the parent company operations, the Company has been applying the provisions set forth by the National Securities



Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries the current exchange at the moment of operation was used, and for the income account the average of exchange rates of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such Federation.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2002. This effect amounts to Bs.364 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2002 and 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes,


PUBLICO

C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2002 and 2001 the management agreed to present in other outstanding assets the net assets of affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used in a traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". The "Consumer Price Index" (CPI) for the metropolitan area of Caracas, published by Banco Central de Venezuela, was used for the purposes of restating.

For the purposes of comparability, the consolidated financial statements and the 2001 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

From 2002, the DPC-10 Revised set forth that the mixed method will only apply to inventories with seniority higher than 6 months. At December 31, 2002 the average seniority of Company inventory does not exceed 6 months.

The income account for holding non-monetary assets comprises Bs.211,817 million product of the incorporation of the current values of fixed assets in 2002, and Bs.138,810 million in 2001 for incorporating regular values of inventories and fixed assets, less the effects accumulated, non-compensated



for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities Commission, which amount to Bs.102,663 million and Bs.95,627 million at December 31, 2002 and 2001, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from the CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2002	2001
At the beginning of the year	231,275	205,977
At the end of the year	303,469	231,275
Average for the year	268,630	219,409
Inflation of the year	31.21%	12.28%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is a participation between 20% and 50% and the investment in the 100% owned affiliate Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of



those companies from the date of its acquisition, when these are significant. Investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories at December 31, 2002 have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories at December 31, 2001 stated in current costs at that date were restated in constant bolivars as of December 31, 2002 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.



Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declaration of Accounting Principles No. 14 (DPC-14) issued by the Federation of Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2001 stated in regular costs at that date were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in


INTERPRETE
PUBLICO

effect on that date; the resulting exchange differences are carry forward to results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic financial statements, except for that referred to the acknowledgment of the effect for inflation since such statements are not subject to recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2001 have been reclassified for comparison purposes against those of the years ended at December 31, 2002.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result from the fiscal year (REME) for the years ended at December 31 include the following (in thousand bolivars):

	2002	2001



Monetary position at the beginning of the year	(11,637,235)	(65,512,790)
Increase for the year	215,170,583	294,174,049
Reduction for the year	(230,090,181)	(235,681,412)
Monetary position estimated for the year	(26,556,833)	(7,020,153)
Less – actual monetary position at the end of the year	(28,751,423)	(11,637,235)
	(2,194,590)	(4,617,082)

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousands of bolivars):

	2002	2001
(Increase) reduction:		
Bills and accounts receivable	(14,221,397)	(630,543)
Advances to suppliers	(1,271,727)	(993,499)
Inventories	(12,389,611)	(2,604,725)
Expenses paid in advance	(279,872)	6,328
Increase (reduction):		
Accounts payable	29,807,995	(3,710,271)
Accumulated expenses payable	2,868,005	705,164
Taxes payable	2,170,310	(335,715)
Other liabilities and deferred credits	(360,687)	(83,827)
	6,323,016	(7,467,088)

The itemization of monetary results of the fiscal year used by activity for the years ended at December 31 is as follows (in thousand bolivars):

	2002	2001
Operating	1,614,345	(2,618,775)
Investing	(4,500)	2,433
Financing	5,212,533	10,551,094
Cash	(4,627,788)	(3,317,670)
	2,194,590	4,617,082

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2002	2001
Interests	7,671,315	7,648,311
Taxes	2,755,332	1,340,272

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2002	2001
Commercial	42,544,440	39,131,980
Related companies (Note 13)	365,090	128,434
Employees	2,516,617	2,573,775
Sundry debtors	1,297,862	1,010,815
	46,724,009	42,845,004
Less – provision for doubtful accounts	946,860	622,342
	45,777,149	42,222,662

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2002	2001
Finished products	19,217,178	14,870,000
In-process products	93,168	373,215
Raw materials	9,879,555	7,474,438
Spare parts	6,464,668	7,529,671
In-transit inventory	6,609,499	2,465,668
	42,264,068	32,712,992
Less – provision for obsolescence	378,326	804,302
	41,885,742	31,908,690



During the years ended at December 31, 2002 and 2001 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2002	2001
Net assets of affiliates in process of disposal:				
Inmuebles 310350, C.A.	(A)	100	27,612,437	33,515,135
Other investments registered at cost:				
Others			178,563	178,563
Less – provision for investment			17,874,888	12,499,784
			9,916,112	21,193,914

(A) Subsidiary established in the year 2000, mainly with contributions of property from the Company. During the year 2001, the Company provided the majority of its investments registered at cost, certain accounts receivable and the option on credits for reducing issuances to be obtained for the forest plantations sold in the year 2001. At December 31, 2002 and 2001 this subsidiary owned property amounting to Bs.12,251 million presented at value of fast sale according to reports by independent valuation experts as of August 2002 and Bs.15,572 million presented at market value, respectively, and investments in shares and the option on credits for reducing issuances amounting to Bs.17,822 million. Property from this subsidiary are collateral for contingent obligations up to US$3 million (Bs.4,209 million). At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousands bolivars):

	Note	%	2002	2001
Investment registered as per the method				

of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	4,064,922	5,629,250
Other investments registered at cost:				
Losani, S.A.	(B)	40	46,026	47,837
Panamericana de Licencias, S.A.	(B)	40	76,599	79,699
Inversiones Inmobiliarias			198,564	198,564
			321,189	326,100
			4,386,111	5,955,350

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2002	2001
Current assets	1,320	1,096
Current liabilities	2,194	2,073
Current liabilities	2,339	2,024
Shareholders' equity	(585)	(238)
Total liabilities and shareholders' equity	2,194	2,073
(Loss) net income	(347)	(1,374)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.10,888 million (Bs.1,615 million in historical values), which are repaid pursuant to the provisions set forth in the accounting principles The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost.


INTERPRETE
PUBLICO

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2002	2001
Buildings	10 to 30	38,615,891	37,331,491
Machinery and equipment	7 to 20	309,634,587	294,237,116
Vehicles	3 to 6	2,799,827	4,136,663
Furniture, fittings and others	5	16,717,571	16,889,231
		367,767,876	352,594,501
Less – accumulated depreciation		28,329,483	72,127,902
		339,438,393	280,466,599
Land lots		10,525,459	11,109,254
Constructions in progress		4,445,281	3,034,492
		354,409,133	294,610,345

Values from property, plant and equipment at December 31, 2002 and 2001 have been determined according to the reports by independent valuating experts as of August 2002 and September 1998, respectively. For the year ended at December 31, 2002 including the new valuation generated an increase in property, plant and equipment and in the result from holding non-monetary assets of Bs.69,792 million.

For the years ended at December 31, 2002 and 2001 the repair and maintenance expenses of properties, plant and equipment amounted to Bs.14,939 million and to Bs.13,823 million, respectively.

At December 31, 2002 and 2001 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs.684 million and to Bs.822 million, respectively, net of accumulated amortization. During 2002 and 2001 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2002 the assets fully depreciated incorporated to the production process amounted to Bs.216,436 million (to values valuating updated).

8. DEFERRED CHARGES AND OTHER ASSETS



At December 31, 2002 and 2001 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,190 million and to Bs.1,265.4 million, respectively, net accumulated amortization for Bs.218.9 million and Bs.212.7 million, respectively, which are repaid in a period of twenty (20) years.

9. LONG-TERM LOANS

At December 31, 2002 the long-term loans are as follows (in thousand bolivars):

a. Local bank loans, at variable interest rates, with terms from one and a half (1.5) to two (2) years and maturity from 2003 to 2004.	7,625,000
Less – current portion	6,125,000
	1,500,000

The average interests rates arising from loans from local banks ranged between 28.75% and 74.51% for the year 2002 and 15.63% and 30% for the year 2001.

The total amount of capital payments for the next two (2) years from December 31, 2002 is discriminated as follows: Bs.6,125 million in 2003 and Bs.1,500 million in 2004.

At December 31, 2002 the Company holds local bank loans amounting to Bs.5,000 million that include, among others, the following restrictive clauses:

- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed Bs.60 million of financial debt net.
- Immediate loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.
- Tax property owned without prior written authorization by the bank and in each case.
- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.
- The borrower and its affiliates and related companies will neither merge nor consolidate with any individual.
- Application of funds received by the borrower for purposes different from those stated in the request.


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

10. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2002 the outstanding obligations and commercial papers issued are made as follows (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity at October 30, 2004 with interests at variable rates payable on a monthly basis.	2,644,100
b. Commercial papers with maturity at January 21, 2003 and yielding of 29.50% per year.	2,000,000
	4,644,100
Less – current portion	2,000,000
	2,644,100

During the year ended at December 31, 2002 issuance of commercial papers earned discounts when placed for Bs.137 *million*.

11.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand bolivars):

	2002	2001
Commercial	43,634,357	26,430,115
Related companies (Note 13)	5,442,099	2,678,687
Others	1,901,653	1,607,374
	50,978,109	30,716,176

12. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2002	2001
Yearly income tax – estimated	3,090,927	3,943,753
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(225,345)	(836,375)
	2,865,582	3,107,378



For the years ended at December 31, 2002 and 2001 the effective rate for the income tax expense is different from the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the equity participation of investments, dividends and interests exempted as well as the effects from tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 1, 2001.

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At



December 31, 2002 the Company and its subsidiaries do not hold transferable credits of business assets tax.

13. TRANSACTIONS WITH RELATED COMPANIES

During the years 2002 and 2001 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2002	2001
Inventory sales	265,000	2,815,000
Inventory purchases	11,307,000	8,213,000
Charges for power consumption	12,754,000	7,223,000

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2002	2001
Short-term accounts receivable		
Corporación Industrial de Energía, C.A.	212,595	21,035
J.C. Papeleras, C.A.	151,455	75,781
Agroindustrial Mandioca, C.A.	-	20,425
Turboven Cagua Company Inc.	-	5,590
Turbogeneradores de Venezuela, C.A.	-	4,240
Agropecuaria Mandioca, C.A.	1,040	1,363
	365,090	128,434
Short-term accounts payable		
Turbogeneradores Maracay, C.A.	3,232,627	629,295
Inmuebles 310350, C.A.	854,738	94,110
Losani, S.A.	420,983	991,151
Simco Recycling Corp. Inc.	406,526	151,238
Seinforca, C.A.	394,100	244,221
Turboven Maracay Company Inc.	124,308	568,672
Turboven Cagua Company Inc.	4,688	-
Agroindustrial Mandioca, C.A.	4,129	-

5,442,099	2,678,687



14. SHAREHOLDER'S EQUITY

Capital stock

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases (resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities Commission as per official communication No.CNV-OP-033 as of February 14, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Cash dividends (stated in historical values at the date of the operation)

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per share, for a total of Bs. 4,588,018,848. Likewise, as of October 9, 2002 the



Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

Retained earnings

At December 31, 2002 and 2001 the undistributed retained earnings include Bs.1,995 million and Bs.4,355 million of retained earnings from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.5,564 million and to Bs.6,086 million at December 31, 2002 and to Bs.12,773 million and to Bs.37,079 million at December 31, 2001, respectively.

15. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Below the monetary assets and liabilities in foreign currency at December 31, 2002 and 2001 are described, registered in bolivars at the exchange rate of Bs.1,403.00 and Bs.758.00 per US$1.oo respectively, pursuant to the free currency exchange market:

	(In thousands US$)	
	2002	2001
Assets:		
Cash and temporary investments	7,502	5,671
Commercial accounts receivable	11,180	9,139
Accounts receivable related companies	157	34
Advances to suppliers and sundry debtors	988	2,384
	19,827	17,228
Liabilities:		
Promissory notes and bank overdrafts	-	1
Documents payable	4,608	3,777
Commercial accounts payable	23,250	18,626
Accounts payable related companies	590	1,149



Accumulated expenses payable and others	1,937	591
Long-term loans	-	1,684
	30,385	25,828

16. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2002 and 2001 the Company does not have significant credit risk concentrations different from those indicated above.

17. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2002 and 2001 represent approximately 18% and 13% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

18. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

At December 31, 2002 the Company maintains credits transferred to financial institutions amounting to Bs.2,509 million to guarantee financing of export operations made to subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage

from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2002 the open letters of credits for these concepts amount to Bs.457.5 million.

Contingencies

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs.3,332 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

19. FURTHER EVENTS

Outstanding obligations issued

As of January 21, 2003 the Company fully paid the existing commercial papers at December 31, 2002.

Political, financial and social situation

As a result of the political, social and financial situation the country is going through, certain significant sectors of the national economy are impacted and may lead to further consequences. These situations could impact directly or indirectly in the future Company operations.


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Financial Measures

Exchange control – As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37.614. The agreement mention that these bank institutions will dictate, through a special covenant, the regulations related to the administration of the foreign exchange system that may be established. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1 and 2, which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

- The Venezuelan Central bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into o about to be entered into.
- The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.
- Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

On that same date, the Presidency of the Republic issued Decree No.2,302 that establishes the general operation framework of CADIVI and the Standards to Administer and Control Foreign Exchange. According to the provisions of the aforementioned decree, the President of the Republic, in Council of Ministers, will approve the general guidelines to distribute the amount of foreign exchange to be allocated to the foreign exchange market, heard the opinion of CADIVI, according to the budget of foreign exchange that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among other provisions, that the acquisition of foreign exchange

will be subject to the prior registration of the interested party in the records of users and the authorization to participate in the foreign exchange regime, with the documents and other requirements to be established by CADIVI. (See Note 15).

Next, the administrative licenses related to the administration of foreign exchange corresponding to imports and exports have been issued. At date, not all the administrative licenses related to operations carried out by the private sector have been issued; therefore, there are no elements allowing for determining the effects, if any, on the consolidated financial statements at December 31, 2002.

Price control – As of February 6, 2003 the National Executive decreed a price control on the goods and services of first need, including certain products manufactured by the Company.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2002 AND 2001

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	12,922,285	7,249,592
Bills and accounts receivable - net	45,777,149	33,188,405
Advances to suppliers and others	2,579,398	1,453,669
Inventory – net	39,248,421	24,443,893
Expenses paid in advance	471,415	223,674
Other current assets – net	1,055,031	3,568,934
Total Current Assets	102,053,699	70,128,167
LONG-TERM SPARE PARTS INVENTORY	5,533,176	3,540,759
INVESTMENTS IN AFFILIATES – Net	-	327,105
PROPERTY, PLANT AND EQUIPMENT – Net	26,424,843	28,331,698
DEFERRED CHARGES AND OTHER ASSETS – Net	1,192,155	1,308,915
TOTAL	135,203,873	103,636,644


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	8,200,000	467,673
Current portion of long-term loans	6,125,000	7,164,717
Current portion of current obligations issued	2,000,000	4,690,800
Documents payable	6,465,401	2,862,844
Accounts payable	51,033,318	23,726,089
Accumulated expenses payable	5,824,525	3,659,547
Taxes payable	2,416,642	332,060
Total current liabilities	82,064,886	42,903,730
LONG-TERM LOANS	1,500,000	8,405,000
CURRENT OBLIGATIONS ISSUED	2,644,100	-
PROVISION FRO SEVERANCE BENEFITS	6,215,223	4,814,206
OTHER LIABILITIES AND DEFERRED CREDITS	237,030	556,309
Total liabilities	92,661,239	56,679,245
MINORITY INTERESTS	1,066,594	979,902
SHAREHOLDER'S EQUITY – As per attached financial statement	41,476,040	45,977,497
TOTAL	135,203,873	103,636,644

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2002 AND 2001

IN HISTORICAL BOLIVARS

(Stated in thousand bolivars, except net income per share)

	2002	2001
NET SALES	185,498,324	149,984,098
SALES COSTS	118,015,900	96,818,053
GROSS INCOME	67,482,424	53,166,045
SALES EXPENSES	22,967,030	20,497,891
ADMINISTRATIVE EXPENSES AND OVERHEADS	10,253,947	9,375,699



	33,220,977	29,873,590
OPERATING INCOME	34,261,447	23,292,455
OTHER INCOME (DISBURSEMENTS):		
Investment income (loss), net	(950,000)	10,646,891
Realization in temporary investments	-	(1,021,950)
Income from selling assets	27,960	-
Others-net	(2,983,695)	(2,302,329)
	(3,905,735)	7,322,612
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(7,392,759)	(5,889,115)
Interests on temporary investments	391,368	646,684
Exchange differences – net	(2,765,819)	(1,247,713)
	(9,767,210)	(6,490,144)
PROFITS BEFORE INCOME TAX	20,588,502	24,124,923
TAX PROVISION (Note 10):		
Income tax	2,521,719	2,349,493
INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES	18,066,783	21,775,430
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATE	(1,727,366)	(570,511)
INCOME BEFORE MINORITY INTERESTS	16,339,417	21,204,919
MINORITY INTERESTS	(86,692)	(18,074)
NET INCOME	16,252,725	21,186,845
NET INCOME PER SHARE (2,294,009,424 average shares)	7.08	9.24

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDING AT DECEMBER 31, 2002 AND 2001


PUBLICO

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2002	2001
OPERATING ACTIVITIES:		
Net earnings	16,252,725	21,186,845
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	86,692	18,074
Participation in results from subsidiary and affiliate	1,727,366	570,511
Profits from investments, net	1,554,912	(18,340,969)
Profits from selling assets	(27,960)	-
Removal and use of equipment and industrial parts	1,182,508	1,067,980
Amortization of excess of cost on book value of shares from affiliates	80,750	80,750
Exchange difference of documents payable	1,184,127	-
Depreciation	4,014,827	4,140,202
Amortization of deferred charges	34,143	42,669
Changes in operating assets and liabilities	(35,155)	1,163,061
Provision for severance benefits, net	1,401,017	1,216,585
Net cash provided for operating activities	27,455,952	11,145,708
INVESTMENT ACTIVITIES:		
Purchasing of sales, plant and equipment	(3,324,474)	(1,421,931)
Sale of property and equipment	27,960	-
Sale of net assets forest project	-	16,983,000
Reduction in deferred charges and other assets	-	55,891
Net cash provided for (used in) investment activities	(3,296,514)	15,616,960
FINANCING ACTIVITIES:		
Increase (reduction) in promissory notes and bank overdrafts	7,732,327	(3,336,063)
Reduction of long-term loans	(7,944,717)	(12,868,243)
Reduction of current obligations issued	(46,700)	(5,000,000)

Increase (reduction) in documents payable	2,418,430	(7,038,573)
Cash dividends	(20,646,085)	(4,588,019)
Net cash used by financing activities	(18,486,745)	(32,830,898)
NET REDUCTION IN CASH AND CASH EQUIVALENTS	5,672,693	(6,068,230)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	7,249,592	13,317,822
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	12,922,285	7,249,592

Translator's Note: At the upper right margin of each of the twenty-seven (27) pages originally written in Spanish there is a wet seal that reads as follows: "National Securities Commission. 03 April 8 PM 2:43 FILE. RECEIVED."---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July 4th, 2003.


REPUBLICA DE VENEZUELA
INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEAR ENDING AT DECEMBER 31, 2002
RE-STATED IN CONSTANT CURRENCY AT DECEMBER 31, 2002
(Stated in thousand bolivars)

		Retained Earnings				
	Uodated Capital Stock	Legal Reserve	Updated Net Balance of Rretained Dividends	Undistributed	Result from holding non-monetary assets	Total Equity
BALANCES AT DECEMBER 31, 2001	91,368,874	9,136,887	156,925,262	41,446,450	43,183,476	342,060,949
Cash dividends	-	-	-	(23,141,352)	-	(23,141,352)
Net Income	-	-	-	2,077,257	-	2,077,257
Accrued Result for Translation of Foreign subsidiary	-	-	-	(108,097)	-	(108,097)
	-	-	-			
Result from holding non-monetary assets	-	-	-	-	65,970,962	65,970,962
BALANCES AT DECEMBER 31, 2002	91,368,874	9,136,887	156,925,262	20,274,258	109,154,438	386,859,719

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA
Statement of flow of equity accounts
For the year ending Dec. 31, 2002
In historical bolivars
(Stated in thousands of bolivars)

		Retained Earnings		
	Capital stock net	Legal Reserve	Undistributed	Total Equity
Balances at December 31, 2001	11,470,047	1,095,795	33,411,655	45,977,497
Cash dividends	-	-	(20,646,085)	(20,646,085)
Net income	-	-	16,252,725	16,252,725
Accumulated result from translation of foreign affiliates	-	-	(108,097)	(108,097)
BALANCES AT DEC. 31, 2002	11,470,047	1,095,795	28,910,198	41,476,040

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDING AT DECEMBER 31, 2002 AND 2001
STATED IN CONSTANT CURRENCY AT DECEMBER 31, 2002
(Stated in thousand bolivars)

	Updated Capital Stock	Updating Capital Stock	Updated Net Balance for Future Capital Increases	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Dividends	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
PREVIOUS REPORTED BALANCES AT DECEMBER 31, 2000	22,940,094	68,428,780	156,925,262	248,038	9,136,887	-	41,809,756	68,075,840	367,564,657
Updated Equity for Accumulating Effect at the Beginning of the Year for Foreign Subsidiaries (Note 1)	-	-	-	(59,007)	-		(305,166)	-	(364,173)
INITIAL NET BALANCES	22,940,094	68,428,780	156,925,262	189,031	9,136,887	-	41,504,590	68,075,840	367,200,484
Transfer to updated Capital Stock	68,428,780	(68,428,780)	-	-	-	-	(6,299,950)	-	(6,299,950)
Net Income	-	-	-	-	-	-	-	-	-
Cash Dividends	-	-	-	-	-	-	6,041,747	-	6,041,747
Accrued Result from Translation of foreign subsidiaries	-	-	-	11,032	-	-	-	-	11,032
Result from holding non-monetary assets	-	-	-	-	-	-	-	(24,892,364)	(24,892,364)
BALANCES AT DECEMBER 31, 2001	91,368,874	-	156,925,262	200,063	9,136,887	-	41,246,387	43,183,476	342,060,949
Transfer to Updated Net Balance of Retained Dividends (Note 14)	-	-	(156,925,262)	-	-	156,925,262	-	-	-
Cash Dividends	-	-	-	-	-	-	(23,141,352)	-	(23,141,352)
Net Income	-	-	-	-	-	-	2,077,257	-	2,077,257
Accrued Result from Translation of Foreign Subsidiaries	-	-	-	(108,097)	-	-	-	-	(108,097)
Result from holding non-monetary assets	-	-	-	-	-			65,970,962	65,970,962
BALANCES AT DECEMBER 31, 2002	91,368,874	-	-	91,966	9,136,887	156,925,262	20,182,292	109,154,438	386,859,719

See notes to consolidated financial statements


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) SACA AND SUBSIDIARIES
CONSOLIDATE STATEMENT OF MOVEMENT IN EQUITY ACCOUNTS
FOR THE YEARS ENDING AT DECEMBER 31, 2002 AND 2001
IN HISTORICAL BOLIVARS
(Stated in thousands of bolivars)

	Legal capital stock	Portion applicable to financial statements adjusted for inflation	Net capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings		Total Equity
					Legal Reserve	Undistributed	
BALANCES AT DECEMBER 31, 2000	22,940,094	(11,470,047)	11,470,047	189,031	1,095,795	16,612,766	29,367,639
Cash dividends	-	-	-	-	-	(4,588,019)	(4,588,019)
Net income	-	-	-	-	-	21,186,845	21,186,845
Accrued result from translation of foreign subsidiary	-	-	-	11,032	-	-	11,032
BALANCES AT DECEMBER 31, 2001	22,940,094	(11,470,047)	11,470,047	200,063	1,095,795	33,211,592	45,977,497
Cash dividends	-	-	-	-	-	(20,646,085)	(20,646,085)
Net income	-	-	-	-	-	16,252,725	16,252,725
Accumulated result for translation from foreign subsidiary	-	-	-	(108,097)	-	-	(108,097)
BALANCES AT DECEMBER 31, 2002	22,940,094	(11,470,047)	11,470,047	91,966	1,095,795	28,818,232	41,476,040

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MANPA

Oficina Principal
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Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 29 de abril de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Por medio de la presente les informamos que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el día **25 de abril de 2003**, se acordó decretar un **dividendo ordinario en efectivo de cinco bolívares (Bs. 5,oo)** por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, y delegó la fijación de las fechas de registro y pago en la Junta Directiva, la cual en su reunión N° 902 del 25 de abril de 2003 estableció como fecha de registro (fecha límite de transacción con beneficio) el 19 de mayo de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el noveno día hábil siguiente a la fecha de registro, es decir, a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

A los efectos de obtener autorización de ese organismo, anexamos copia del aviso del decreto de dividendo ordinario en efectivo de cinco bolívares (Bs. 5,oo) por acción.

Participación que hacemos a usted conforme a lo previsto en el Ordinal 2o. del Artículo 4° de las "Normas Relativas a la Información Financiera Periódica u Ocasional que deben suministrar las Sociedades cuyos Títulos Valores se encuentren en el Registro Nacional de Valores".

Atentamente,

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo:
- ✓ Modelo del aviso
- ✓ Certificación del Acta de Junta Directiva
- ✓ Certificación del Acta de Asamblea del 25 de abril de 2003
- ✓ Balances 2002 y Estados de Movimiento en las Cuentas de Patrimonio, No Consolidados

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U.E.N. Formas Continuas, Resmas, Resmillas
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U.E.N. Productos Escolares y de Oficina ALPES
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U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 902 de fecha 25 de abril de 2003, decidió establecer las fechas de registro y pago del dividendo, dando cumplimiento con lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil *Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta* compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación fue autorizada por la Comisión Nacional de Valores, mediante oficio N° CNV-_______ de fecha ____________, de conformidad con lo establecido en la Resolución N° 159-96 de fecha 3 de julio de 1996, publicada en Gaceta Oficial Extraordinaria N° 5.081 de fecha 31 de julio de 1996.

Caracas, 12 de mayo de 2003

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> **"ACTA N° 902.** Hoy, veinticinco (25) de abril de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS DELFINO T., Presidente; CARLOS H. PAPARONI M.,. Segundo Vicepresidente; los Directores: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Director Suplente en ausencia de ALICIA M. PAPARONI M., ALEJANDRO DELFINO T., Director Suplente y Asesor en ausencia de Alfredo Gómez Ruiz y ANGEL J. RAMIREZ, Director Suplente en ausencia de Celestino Martínez Pérez. Igualmente se encontraba presente JOSE GAETANO PAPARONI M., Asesor.
>
> **Punto Unico**
>
> La Junta Directiva decidió establecer las fechas de registro y pago del dividendo ordinario en efectivo, dando cumplimiento a lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.
>
> Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.
>
> No habiendo más asuntos que tratar se levantó la sesión."

Certificación que se expide en Caracas, a los veintinueve (29) días del mes de abril del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.



Lic. CARLOS E. DELFINO T.
Presidente

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MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-,
Teléfono (02) 9012311
Internet: http://www.manpa.com.

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **25 de abril de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veinticinco (25) de abril del año dos mil tres, siendo las 03:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 13 de abril de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 25 de abril de 2003, a las 3 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común



provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003. Caracas, 13 de abril de 2003. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos noventicuatro millones doscientos sesenta mil seiscientos cincuenta y cinco (1.994.260.655) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y



ENRIQUE MERLO, se designara al Lic. Jacobo Cohen, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. Jacqueline Subero, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. Claudia Valencia, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. Isabel Quintero, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores, bajo N° 35.909 y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de **Un Millón de Bolívares (Bs. 1.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.


MANPA

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, **Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las**



características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades


MANPA

No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintinueve (29) días del mes de abril del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/(

MANUFACTURA DE PAPEL C.A. S.A.C.A. N.P.A
Estado del Quorum
Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 1.994.260.655

% Quroum : 86,933

Total Accs. Tipo "A"	: 2.294.009.424
Total Accs. Tipo "A" Presentes	: 1.994.260.655
% Quroum Tipo "A"	: 86,933

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente



VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/(
PAGINA: 1

MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Presentes

Nombre Accionista	Cant. Acciones	%
A EZ DELFINO GUSTAVO ALFREDO	70.000	0,003
ABRAHIM KATOON HAROON	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN	2.598.940	0,113
AYALA USECHE RICARDO ALFREDO	69.736	0,003
DELFINO DE AÑEZ TERESITA	78.750	0,003
FEBRES PEREZ JOSE ALBERTO	11.302	0,000
GOMEZ ARRAIZ ROSA ELENA	3.438.860	0,150
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	1.252.072	0,055
HEREDIA JUAN BAUTISTA	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO	1.000	0,000
PAUL ALFREDO LUIS.	5.250	0,000
REZNICEK WEIRAUCHOVA HANY	130.200	0,006
SALAS DELFINO GUILLERMO ALEJAND	8.400	0,000
ZABALA VELIZ EUNICES JOSEFINA	10.000	0,000
ZAMBRANO AGUILAR ELY ALEJANDRO	1.400	0,000
Total Acciones Representadas =>	7.730.910	0,337
Total Acciones del Quorum =>	1.994.260.655	86,933



MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
ALVAREZ VICTOR	**38.395.505**	**1,**
BEE SUSAN MARY	3.100	0,0
CAPIELO RAYMOND SANIA CELINA	990	0,0
CARPIO DELFINO MIGUEL ENRIQUE.	229.901	0,0
CARRILLO HERNANDEZ NUBIA MARIA	400	0,0
DELFINO PARRA ELENA	158.682	0,0
DELFINO PARRA ELENA MARGARITA.	640.490	0,0
DELFINO THORMAHLEN ALBERTO JOSE	4.800.000	0,2
DELFINO THORMAHLEN ALEJANDRO	3.135.904	0,1
DELFINO THORMAHLEN CARLOS EDUARDO	5.195.000	0,2
DITTMER MANZANO EGBERT	893.838	0,0
ELLIS GARCIA DE LA CONCHA JOHN	78.750	0,0
FIORAVANTI DE SANCTIS MARINA FELICI	257.446	0,0
INVERSIONES 935431, C.A.	3.459.960	0,1
LARRAZABAL GONZALEZ EDUARDO ELIAS	119.238	0,00
LOVERA VEGAS JUAN ANTONIO	1.517.012	0,06
MADINA INVESTMENTS LTD.	8.569.728	0,37
MAGUHN TOLEDO MARIA ALEJANDRA	5.000	0,00
MAURY RODRIGUEZ MARIA EUGENIA	4.049	0,00
RAMIREZ ORTIZ ANGEL JESUS	8.911.817	0,38
RODRIGUEZ DE LOVERA MARIA JOSEFINA	134.200	0,00
TRAVIESO PASSIOS ALFREDO EDUARDO	280.000	0,01
ALVAREZ VICTOR	**6.518.750**	**0,28**
MAURY DE PAPARONI ALICIA	168.750	0,00
PAPARONI MAURY ALICIA MARIELA.	6.200.000	0,27
PAPARONI MICALE JOSE GAETANO	150.000	0,00
AÑEZ DELFINO GUSTAVO	**46.710.174**	**2,036**
CONDE DELFINO GUSTAVO EMILIO	682.080	0,030
CONDE DELFINO VALENTINA ISABEL	10.752	0,000
INVERSIONES 3 DE OCTUBRE, C.A.	815.136	0,036
INVERSORA 3-10-64, C.A.	423.150	0,018
INVERSORA CONDEISA, C.A.	682.080	0,030
SERV.INMOBILIARIOS 13 DE NOVIEMBRE	44.096.976	1,922
DELFINO TERESITA	**26.454.262**	**1,153**
A EZ DELFINO ALBERTO ENRIQUE	3.343	0,000
AÑEZ DE HERRERA SUSANA DE LA C.	78.750	0,003
AÑEZ DELFINO ARNALDO JOSE.	15.246	0,001
AÑEZ DELFINO DE UZCATEGUI ANDREINA	78.750	0,003
AÑEZ DELFINO GUSTAVO ALFREDO.	8.750	0,000
BUSTILLOS DE A EZ MARIA VICTORIA	2.121.839	0,092
DELFINO GOMEZ JOSE IGNACIO	5.000	0,000
HERRERA VAN EPS GUSTAVO ROBERTO	39.000	0,002
INVERSIONES GRUPO 21,C.A.	2.612	0,000
INVERSIONES INVERDELGO, C.A.	1.133.172	0,049



MANUFACTURA DE PAPEL C.A. MDPA
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
INVERSIONES TEDEA, C.A.	22.967.800	1,
DELFINO VERONICA	**26.501.870**	**1,**
DALMA HOLDINGS A.V.V.	4.232.374	0,
VILLA ROSA HOLDINGS A.V.V.	22.269.496	0,
FEBRES PEREZ JOSE ALBERTO	**1.000**	**0,**
CORPORACION INFISA, C.A.	1.000	0,
GARCIA OSCAR	**30.915.757**	**1,3**
ACTIVALORES SOC. DE CORRETAJE, S.A.	25.000	0,0
ACTIVALORES SOCIEDAD DE CORRETAJE A	30.890.757	1,3
GOMEZ RUIZ GUSTAVO	**17**	**0,0**
WHITE SOUL CORP.	17	0,0
GONZALEZ NELLY	**1.256.716.543**	**54,7**
ARMANECA BIENES Y RAICES, C.A.	16	0,00
ARMANECA BIENES Y RAISES C.A ,	48.437.564	2,11
BROWN BROTHERS HARRIMAN & CO.	140.000.000	6,10
CLARIDGE, LTD.	350.000.000	15,25
CONSTRUCTORA TRAMONTANA, C.A.	182.400	0,00
ENTREMENTES, C.A.	20.000	0,00
FUNDACION CARLOS DELFINO	100.511.658	4,38
INMOBILIARIA ARA, S.A.	33.600	0,00
INMOBILIARIA LA ONSEDONIA, C.A	5.726.851	0,25
INVERSIONES 199, C.A.	400.000	0,01
INVERSIONES 218177, C.A.	3.000.000	0,13
INVERSIONES 222, C.A.	1.139.510	0,05
INVERSIONES 2838 C.A	808.900	0,03
INVERSIONES 2838,C.A.	91.100	0,004
INVERSIONES 301130	976.890	0,043
INVERSIONES 301130, C.A	20.456.474	0,892
INVERSIONES 3240, C.A.	107.500	0,005
INVERSIONES 85735, LTD	144.939.746	6,318
INVERSIONES 9861680, C.A.	1.600.000	0,070
INVERSIONES CESCARSA, C.A.	300.000	0,013
INVERSIONES KHAFRE, C.A.	1.821.456	0,079
INVERSIONES PALMIRA C.A.	126	0,000
INVERSIONES TALBOT, C.A.	3.907.906	0,170
INVERSIONES VEIQUEVE, S.A	127.600	0,006
LLF CAPITALES, C.A.	85.350	0,004
MILANASA LLC	169.433.930	7,386
PAPARONI MAURY CARLOS HENRIQUE JOSE	6.200.000	0,270
PAPARONI MICALE FERNANDO	21.000	0,001
PAPARONI MICALE FERNANDO CESAR	679.000	0,030
PAPARONI SANCHEZ GUSTAVO	112.000	0,005



MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI SANCHEZ SILVIA	112.000	0,(
PROMOCIONES CATETO, S.A.	200.000	0,(
SANCHEZ DE PAPARONI MARIA CRISTINA	112.000	0,(
TECNICA ARENAZO, C.A	22.000	0,C
THREE D INTERNC.MARKETING,INC.	29.000	0,C
THREE-D INTERNATIONAL MARKETING,INC	189.945.920	8,2
VETA HOLDINGS A V V	65.175.046	2,8
MONTAÑA DE ZAPATA JACQUELINE	**23.572.500**	**1,0**
CORPORACION ANDINA DE FOMENTO	23.572.500	1,0:
REZNICEK HANY	**4.230.114**	**0,1ł**
INVERSIONES PENMAY, C.A.	4.230.114	0,18
RIVAS RAMON	**477.773.413**	**20,8:**
BEAR STEARNS SECURITIES CORP.	5.979.771	0,26
FONDO MUTUAL DE VENEZUELA,F.M.I.C.A	34.042	0,00
FONDO MUTUAL DE VENEZUELA.FONDO MUT	1.500.000	0,06
NATSCUMCO(NOMINEE FOR CITIBANK NA	470.259.600	20,49
SALAS DELFINO PEDRO PABLO	**47.345.234**	**2,06·**
INVERSIONES RODANO, C.A.	47.345.234	2,06·
TRAVIESO CARLOS	**1.394.606**	**0,061**
INVERSIONES 7426, S.A	1.394.606	0,061
Total Acciones Representadas =>	1.986.529.745	86,596
Total Acciones del Quorum =>	1.994.260.655	86,933



MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ALVAREZ DE RODRIGUEZ HAYDEE JOSEFIN				
	Acciones Propias	:=>	2.598.940	0,113
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.598.940	0,113
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	38.395.505	1,674
	Total Acciones	:=>	38.395.505	1,674
ALVAREZ VICTOR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	6.518.750	0,284
	Total Acciones	:=>	6.518.750	0,284
AYALA USECHE RICARDO ALFREDO				
	Acciones Propias	:=>	69.736	0,003
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	69.736	0,003
AÑEZ DELFINO GUSTAVO				
	Acciones Propias	:=>	70.000	0,003
	Acciones Representadas	:=>	46.710.174	2,036
	Total Acciones	:=>	46.780.174	2,039
DELFINO TERESITA				
	Acciones Propias	:=>	78.750	0,003
	Acciones Representadas	:=>	26.454.262	1,153
	Total Acciones	:=>	26.533.012	1,157
DELFINO VERONICA				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	26.501.870	1,155
	Total Acciones	:=>	26.501.870	1,155
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	11.302	0,000
	Acciones Representadas	:=>	1.000	0,000
	Total Acciones	:=>	12.302	0,001


VENEZOLANO DE CREDITO
BANCO UNIVERSAL

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 25/0
PAGINA: 2

COMISION NACIONAL DE VALORES

MANUFACTURA DE PAPEL C.A. MDA.N.C.A.
Especial

03 APR 29 PM 2:43

ARCHIVO RECIBIDO

Nombre Accionista			Cant. Acciones	%
GARCIA OSCAR				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	30.915.757	1,348
	Total Acciones	:=>	30.915.757	1,348
GOMEZ ARRAIZ ROSA ELENA				
	Acciones Propias	:=>	3.438.860	0,150
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	3.438.860	0,150
GOMEZ RUIZ GUSTAVO				
	Acciones Propias	:=>	1.252.072	0,055
	Acciones Representadas	:=>	17	0,000
	Total Acciones	:=>	1.252.089	0,055
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.256.716.543	54,783
	Total Acciones	:=>	1.256.716.543	54,783
HEREDIA JUAN BAUTISTA				
	Acciones Propias	:=>	45.000	0,002
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	45.000	0,002
MARQUEZ BUSTAMANTE IVAN ANTONIO				
	Acciones Propias	:=>	1.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.000	0,000
MONTAÑA DE ZAPATA JACQUELINE				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	23.572.500	1,028
	Total Acciones	:=>	23.572.500	1,028
PAUL ALFREDO LUIS.				
	Acciones Propias	:=>	5.250	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	5.250	0,000
REZNICEK HANY				
	Acciones Propias	:=>	130.200	0,006
	Acciones Representadas	:=>	4.230.114	0,184
	Total Acciones	:=>	4.360.314	0,190



MANUFACTURA DE PAPEL C.A. M.A.N.P.A
Especial

Nombre Accionista			Cant. Acciones	%
RIVAS RAMON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	477.773.413	20,827
	Total Acciones	:=>	477.773.413	20,827
SALAS DELFINO GUILLERMO ALEJAND				
	Acciones Propias	:=>	8.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	8.400	0,000
SALAS DELFINO PEDRO PABLO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	47.345.234	2,064
	Total Acciones	:=>	47.345.234	2,064
TRAVIESO CARLOS				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	1.394.606	0,061
	Total Acciones	:=>	1.394.606	0,061
ZABALA VELIZ EUNICES JOSEFINA				
	Acciones Propias	:=>	10.000	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	10.000	0,000
ZAMBRANO AGUILAR ELY ALEJANDRO				
	Acciones Propias	:=>	1.400	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.400	0,000
	Total Acciones General	:=>	1.994.260.655	86,933



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE GENERAL, 31 DE DICIEMBRE DE 2002
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	12.776.019
Efectos y cuentas por cobrar - neto	49.775.279
Anticipos a proveedores	2.201.319
Inventarios - neto	38.010.320
Gastos pagados por anticipado	400.029
Dividendos por cobrar	970.000
Otros activos circulantes - neto	389.058
Total activo circulante	104.522.024
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.658.447
INVERSIONES EN AFILIADAS - Neto	14.302.223
PROPIEDADES, PLANTA Y EQUIPO - Neto	352.178.251
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	150
TOTAL	477.661.095
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones emitidas en circulación	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	51.141.690
Gastos acumulados por pagar	5.503.826
Impuestos por pagar	1.194.443
Total pasivo circulante	80.630.360
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	5.981.287
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629
Total pasivo	90.801.376
PATRIMONIO	
Capital social	22.940.094
Actualizaciòn de capital	68.428.780
Saldo neto para futuras capitalizaciones	156.925.261
Ganancias retenidas:	
Reserva legal	9.136.887
No distribuidas	20.159.068
Resultados por tenencia de activos no monetarios	109.269.629
	386.859.719
TOTAL	477.661.095

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE RESULTADOS
PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE 2002
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

VENTAS NETAS	202.723.119
COSTO DE VENTAS	147.865.973
UTILIDAD BRUTA	54.857.146
GASTOS DE VENTAS	23.239.401
GASTOS GENERALES Y ADMINISTRATIVOS	11.949.104
	35.188.505
UTILIDAD EN OPERACIONES	19.668.641
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.353.500)
Otros - neto	(3.382.691)
	(7.736.191)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(8.503.198)
Intereses sobre inversiones temporales	449.481
Diferencias en cambio - neto	(3.124.657)
Ganancia monetaria	2.239.524
	(8.938.850)
UTILIDAD ANTES DE IMPUESTOS	2.993.600
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.865.471
	2.865.471
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	128.129
PARTICIPACION EN RESULTADOS DE AFILIADAS	1.949.128
UTILIDAD NETA	2.077.257

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE 2002
REEXPRESADO EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

		Utilidades retenidas				
	Capital social actualizado	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	91.368.874	9.136.887	156.925.262	41.446.450	43.183.476	342.060.949
Dividendos en efectivo	-	-	-	(23.141.352)	-	(23.141.352)
Utilidad neta	-	-	-	2.077.257	-	2.077.257
Resultado acumulado por traducción de filial extranjera	-	-	-	(108.097)	-	(108.097)
Resultado por tenencia de activos no monetarios	-	-	-	-	65.970.962	65.970.962
SALDOS AL 31 DE DICIEMBRE DE 2002	91.368.874	9.136.887	156.925.262	20.274.258	109.154.438	386.859.719

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

BALANCE GENERAL, 31 DE DICIEMBRE DE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

ACTIVO	
ACTIVO CIRCULANTE:	
Efectivo	12.776.019
Efectos y cuentas por cobrar - neto	48.604.488
Anticipos a proveedores	2.184.703
Inventarios - neto	35.401.851
Gastos pagados por anticipado	356.727
Dividendos por cobrar	970.000
Otros activos circulantes - neto	1.559.849
Total activo circulante	101.853.637
INVENTARIO DE REPUESTOS A LARGO PLAZO	5.533.176
INVERSIONES EN AFILIADAS - Neto	721.872
PROPIEDADES, PLANTA Y EQUIPO - Neto	24.415.191
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	150
TOTAL	132.524.026
PASIVO Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones emitidas en circulación	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	51.196.899
Gastos acumulados por pagar	5.503.826
Impuestos por pagar	1.194.443
Total pasivo circulante	80.685.569
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	5.981.287
OTROS PASIVOS Y CREDITOS DIFERIDOS	237.030
Total pasivo	91.047.986
PATRIMONIO	
Capital social	11.470.047
Ganancias retenidas:	
Reserva legal	1.095.795
No distribuidas	28.910.198
	41.476.040
TOTAL	132.524.026

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE RESULTADOS
PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

VENTAS NETAS	179.315.621
COSTO DE VENTAS	114.476.109
UTILIDAD BRUTA	64.839.512
GASTOS DE VENTAS	20.527.048
GASTOS GENERALES Y ADMINISTRATIVOS	9.397.978
	29.925.026
UTILIDAD EN OPERACIONES	34.914.486
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(950.000)
Otros - neto	(2.221.355)
	(3.171.355)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(7.379.941)
Intereses sobre inversiones temporales	391.368
Diferencias en cambio - neto	(2.765.819)
	(9.754.392)
UTILIDAD ANTES DE IMPUESTOS	21.988.739
PROVISION PARA IMPUESTOS:	
Impuesto sobre la renta	2.501.608
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS	19.487.131
PARTICIPACION EN RESULTADOS DE AFILIADAS	(3.234.406)
UTILIDAD NETA	16.252.725

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ESTADO DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE 2002
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

		Utilidades retenidas		
	Capital social neto	Reserva legal	No distribuidas	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2001	11.470.047	1.095.795	33.411.655	45.977.497
Dividendos en efectivo	-	-	(20.646.085)	(20.646.085)
Utilidad neta	-	-	16.252.725	16.252.725
Resultado acumulado por traducción de filial extranjera	-	-	(108.097)	(108.097)
SALDOS AL 31 DE DICIEMBRE DE 2002	11.470.047	1.095.795	28.910.198	41.476.040




MANPA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS 25 DE ABRIL DE 2003

EL NACIONAL

DOMINGO • 13 DE ABRIL DE 2003



Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3:00 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

ASAMBLEA ORDINARIA DE ACCIONISTAS AÑO 2003

INFORME DE LA JUNTA DIRECTIVA
AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002

Señores Accionistas:

A continuación les presentamos el Informe de la gestión realizada durante el ejercicio económico comprendido entre el 1 de enero y el 31 de diciembre de 2002, con la finalidad de someterlo a su consideración.

Durante el año 2002 las operaciones de MANPA se desarrollaron en uno de los escenarios político - económicos más difíciles que haya atravesado el país, el cual puede ser caracterizado por la realización de tres paros cívicos, un breve cambio de gobierno y una fuerte devaluación de la moneda local de un 85,1 %, al pasar de 758 Bs./US$ a 1.403,25 al cierre de diciembre de 2002.

Asimismo, la crisis política impactó a la actividad económica negativamente, agudizándose la recesión al registrarse una importante caída en el Producto Interno Bruto de 7,8%, aproximadamente. Por otra parte, las Reservas Internacionales cayeron aceleradamente en un 20,7% y la tasa de inflación se elevó de 12,28 % en el año 2001 a 31,21 % en el año 2002.

Todo esto trajo como resultado una Utilidad Neta Ajustada por Inflación de Bs.2.077 millones vs. Bs.6.042 millones en el año 2001 (en Bolívares constantes del 31 de diciembre de 2002) lo que representó una caída de 34,38 %. La Utilidad Neta expresada en Bolívares Históricos fue de Bs. 16.253 millones vs. Bs. 21.187 millones en el año 2001.

El volumen total de ventas de papel disminuyó en un 4.2% al pasar de 138.073 Tm en 2001 a 132.280 Tm en 2002, representando en términos de Bolívares ajustados por inflación al 31 de diciembre de 2002, la cantidad de Bs. 207.873 millones, lo cual comparado con las ventas del año 2001, de Bs. 204.028 millones, representan un incremento del 1,88%. En términos de Bolívares históricos las Ventas netas alcazaron la cantidad de Bs.185.498 millones.

En el mercado nacional, el volumen de ventas de papel fue de 104.622 Tm lo cual, comparado con las 115.696 Tm vendidas en 2002, muestra una disminución de 11.074 Tm (-9.6%). Por su parte, el volumen de exportaciones alcanzó la cifra de 27.658 Tm, que comparado con 22.377 Tm del año 2001, representa un incremento de 5.281 Tm (+23.6%), como consecuencia del aumento de la competitividad en los mercados internacionales por el efecto de la devaluación de la moneda nacional frente al dólar americano a partir del primer trimestre de 2002.

Las inversiones de capital durante el año 2002 alcanzaron en bolívares históricos la cantidad de Bs. 2.028 millones, y estuvieron básicamente dirigidas a la adquisición de equipos y partes industriales para el mantenimiento y la optimización de los procesos de producción tanto en las máquinas papeleras como en las instalaciones de conversión.

En abril de 2002, en Asamblea Ordinaria de Accionistas se decretó un dividendo ordinario de Bs. 2,00 por acción equivalente a un total de Bs. 4.588 millones. Igualmente, la Asamblea de Accionistas acordó decretar dividendos extraordinarios en efectivo de

Bs. 2,00 y Bs. 5 por acción en los meses de febrero y octubre de 2002, respectivamente, representando un total de Bs. 20.646 millones vs. Bs. 4.588 millones en el año 2001.

En el área de Recursos Humanos se cumplió con el Plan Anual de Adiestramiento, en el cual se invirtió un total de 20.014 horas/hombre, con la finalidad de fortalecer nuestro recurso humano en las áreas gerenciales, profesionales y técnicas.

Con este informe, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. presenta los hechos más sobresalientes que tuvieron lugar durante la gestión correspondiente al ejercicio económico finalizado el 31 de diciembre de 2002 y agradece especialmente a todo el personal que trabaja en MANPA, quienes con su esfuerzo y empeño contribuyeron a enfrentar este año tan difícil para la empresa.

Anexo encontrarán el Informe de los Comisarios y los Estados Financieros Auditados Consolidados, que presentan la situación financiera y los resultados de las operaciones de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. al 31 de diciembre de 2002.

Atentamente,



Carlos Delfino T.
Presidente de la Junta Directiva

Caracas, 24 de Marzo de 2003.

Señores
Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Presente

Estimados señores:

Como comisarios de la compañía Manufacturas de Papel, C.A. (MANPA) S.A.C.A. nombrados según Asamblea General Ordinaria de Accionistas de fecha 27 de abril de 2001, hemos examinado el Balance General Consolidado de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002 y el Estado Consolidado de Resultados del período comprendido entre el 1 de enero y el 31 de diciembre de 2002.

Nuestro examen incluyó el análisis de los Estados Financieros, entrevistas periódicas con los ejecutivos de la compañía y otros procedimientos que consideramos necesarios de acuerdo con las circunstancias. Revisamos también el Balance General Consolidado, los Estados conexos de Resultados, Movimiento en las cuentas de Patrimonio y Flujos de Efectivo de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales, según informe de los Auditores Externos de la Compañía de fecha 12 de febrero de 2003, el cual debe ser considerado conjuntamente con este informe.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente la situación financiera de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales al 31 de diciembre de 2002, y los resultados de sus operaciones por el período terminado en esta fecha, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Dejamos así cumplida la misión que sirvieron confiarnos, les damos las gracias y plácenos despedirnos de ustedes.

Atentamente,



Jacobo J. Cohén R.
Comisario Principal
C.Admón. 12.915



Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO TERMINADO EL 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2002
VENTAS NETAS	207.872.590
COSTO DE VENTAS	144.199.877
UTILIDAD BRUTA	63.672.713
GASTOS DE VENTAS	25.681.374
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115
	37.889.489
UTILIDAD EN OPERACIONES	25.783.224
OTROS INGRESOS (EGRESOS):	
Pérdida en inversiones, neto	(4.353.500)
Utilidad en venta de activos	29.945
Otros - neto	(4.404.003)
	(8.727.558)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:	
Intereses gastos	(8.517.927)
Intereses sobre inversiones temporales	449.481
Diferencias en cambio - neto	(3.124.657)
Resultado monetario del ejercicio (REME)	2.194.590
	(8.998.513)
UTILIDAD ANTES DE IMPUESTOS	8.057.153
PROVISION PARA IMPUESTOS	
Impuesto sobre la renta	2.865.582
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(3.027.622)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949
INTERESES MINORITARIOS	(86.692)
UTILIDAD NETA	2.077.257
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	0,91

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCE GENERAL CONSOLIDADO, 31 DE DICIEMBRE DE 2002
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

ACTIVO	**2002**
ACTIVO CIRCULANTE:	
Efectivo y equivalentes de efectivo	12.922.285
Efectos y cuentas por cobrar - neto	45.777.149
Anticipos a proveedores y otros	2.596.014
Inventarios - neto	41.885.742
Gastos pagados por anticipado	515.177
Otros activos circulantes - neto	9.916.112
Total activo circulante	113.612.479
INVENTARIO DE REPUESTOS A LARGO PLAZO	6.658.447
INVERSIONES EN AFILIADAS - Neto	4.386.111
PROPIEDADES, PLANTA Y EQUIPO - Neto	354.409.133
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.274.772
TOTAL	480.340.942
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO	
PASIVO CIRCULANTE:	
Pagarés y sobregiros bancarios	8.200.000
Porción circulante de préstamos a largo plazo	6.125.000
Porción circulante de obligaciones y papeles comerciales	2.000.000
Documentos por pagar	6.465.401
Cuentas por pagar	50.978.109
Gastos acumulados por pagar	5.824.525
Impuestos por pagar	2.416.642
Total pasivo circulante	82.009.677
PRESTAMOS A LARGO PLAZO	1.500.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100
APARTADO PARA PRESTACIONES SOCIALES	6.215.223
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629
Total pasivo	92.414.629
INTERESES MINORITARIOS	1.066.594
PATRIMONIO	
Capital Social. 2.294.009.424 acciones comunes de Bs. 10 cada una	91.368.874
Saldo neto actualizado de utilidades retenidas	156.925.262
Resultado acumulado por traducción de filial extranjera	91.966
Utilidades retenidas:	
Reserva Legal	9.136.887
No distribuidas	20.182.292
Resultado por tenencia de activos no monetarios	109.154.438
Total patrimonio	386.859.719
TOTAL	480.340.942

Jacobo J. Cohén R.
Comisario Principal
C. Admón. 12.915

Isabel Quintero G.
Comisario Principal
C.P.C. 15.197


MANPA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
25 DE ABRIL DE 2003

PROPOSICIONES

TERCER PUNTO DE LA CONVOCATORIA.- La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo).

CUARTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).

QUINTO PUNTO DE LA CONVOCATORIA.- Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).


MANPA

SEXTO PUNTO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.

Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 10
Teléfono (02) 9012311
Internet: http://www.manpa.c

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

ASAMBLEA GENERAL ORDINARIA
25 DE ABRIL DE 2003

COMISARIOS

PRIMERA TERNA

JACOBO COHEN	CA	12.915
JACQUELINE SUBERO	CA	11.437
ENRIQUE MERLO	CPC	722 DF

SEGUNDA TERNA

ISABEL QUINTERO	CPC	15.197
CLAUDIA VALENCIA	CA	35.909
JUAN FELIPE MALINICH	CPC	6.314 DF

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales

Dictamen de los Contadores Públicos Independientes

Estados Financieros Consolidados
Años terminados el
31 de diciembre de 2002 y 2001

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

TABLA DE CONTENIDO

Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolívar Norte
Urb. La Alegría
Valencia, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

Deloitte & Touche

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2002 y 2001, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2002 y 2001, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Como se indica en la Nota 19 a los estados financieros, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender temporalmente el comercio de divisas en el país a partir del 21 de enero de 2003, según lo publicado en las Gacetas Oficiales No. 37.614 y 37.618. A partir de esta fecha, dichas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los convenios cambiarios números 1 y 2, en los cuales se dicta el Régimen para la

Administración de Divisas y se establece el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A la fecha de este dictamen, no han sido emitidas todas las providencias relativas a las operaciones que realiza el sector privado, por lo cual no se dispone de elementos que permitan determinar los efectos, de haber alguno, sobre los estados financieros al 31 de diciembre de 2002 y sobre las operaciones futuras de la Compañía, que pudieran derivarse de estas medidas.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados reexpresados en bolívares constantes, tomados en su conjunto. En las páginas 24 a 27 se incluyen, para fines de información complementaria, los estados financieros consolidados al 31 de diciembre de 2002 y 2001, preparados sobre la base del costo histórico, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros reexpresados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la Nota 1 a los estados financieros consolidados.

LARA MARAMBIO & ASOCIADOS



Henry M.Sardo
Contador Público
C.P.C. N° 10.171
C.N.V. N° S–796

Venezuela, 12 de febrero de 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

ACTIVO	**2002**	**2001**
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo (Notas 1, 15 y 16)	12.922.285	11.772.004
Efectos y cuentas por cobrar - neto (Notas 3, 15 y 16)	45.777.149	42.222.662
Anticipos a proveedores y otros (Nota 15)	2.596.014	1.920.989
Inventarios - neto (Notas 1 y 4)	41.885.742	31.908.690
Gastos pagados por anticipado	515.177	292.747
Otros activos circulantes - neto (Notas 1 y 5)	9.916.112	21.193.914
Total activo circulante	113.612.479	109.311.006
INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 4)	6.658.447	5.153.012
INVERSIONES EN AFILIADAS - Neto (Notas 1 y 6)	4.386.111	5.955.350
PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 7 y 9)	354.409.133	294.610.345
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 8)	1.274.772	1.313.415
TOTAL	480.340.942	416.343.128
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	8.200.000	613.659
Porción circulante de préstamos a largo plazo (Notas 9 y 15)	6.125.000	9.401.218
Porción circulante de obligaciones y papeles comerciales (Nota 10)	2.000.000	6.155.056
Documentos por pagar (Notas 15 y 18)	6.465.401	3.756.495
Cuentas por pagar (Notas 11 y 15)	50.978.109	30.716.176
Gastos acumulados por pagar (Nota 15)	5.824.525	4.735.949
Impuestos por pagar (Notas 1 y 12)	2.416.642	246.332
Total pasivo circulante	82.009.677	55.624.885
PRESTAMOS A LARGO PLAZO (Notas 9 y 15)	1.500.000	11.028.662
OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 10)	2.644.100	-
APARTADO PARA PRESTACIONES SOCIALES (Nota 1)	6.215.223	6.316.984
OTROS PASIVOS Y CREDITOS DIFERIDOS	45.629	331.746
Total pasivo	92.414.629	73.302.277
INTERESES MINORITARIOS	1.066.594	979.902
PATRIMONIO - Según estado financiero adjunto (Notas 1 y 14)	386.859.719	342.060.949
TOTAL	480.340.942	416.343.128

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2002	2001
VENTAS NETAS (Nota 17)	207.872.590	204.028.014
COSTO DE VENTAS	144.199.877	133.293.100
UTILIDAD BRUTA	63.672.713	70.734.914
GASTOS DE VENTAS	25.681.374	28.306.881
GASTOS GENERALES Y ADMINISTRATIVOS	12.208.115	13.822.806
	37.889.489	42.129.687
UTILIDAD EN OPERACIONES	25.783.224	28.605.227
OTROS INGRESOS (EGRESOS):		
Pérdida en inversiones, neto	(4.353.500)	(7.092.037)
Realización inversiones temporales	-	(3.699.278)
Utilidad en venta de activos	29.945	-
Otros - neto	(4.404.003)	(3.831.497)
	(8.727.558)	(14.622.812)
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(8.517.927)	(8.195.052)
Intereses sobre inversiones temporales	449.481	897.347
Diferencias en cambio - neto	(3.124.657)	(1.711.767)
Resultado monetario del ejercicio (REME) (Notas 1 y 2)	2.194.590	4.617.082
	(8.998.513)	(4.392.390)
UTILIDAD ANTES DE IMPUESTOS	8.057.153	9.590.025
PROVISION PARA IMPUESTOS (Nota 12):		
Impuesto sobre la renta	2.865.582	3.107.378
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	5.191.571	6.482.647
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA (Nota 1)	(3.027.622)	(422.826)
UTILIDAD ANTES DE INTERESES MINORITARIOS	2.163.949	6.059.821
INTERESES MINORITARIOS	(86.692)	(18.074)
UTILIDAD NETA	2.077.257	6.041.747
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1)	0,91	2,63

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MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

					Utilidades retenidas				
	Capital social actualizado	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de afiliada extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2000	22.940.094	68.428.780	156.925.262	248.038	9.136.887	-	41.809.756	68.075.840	367.564.657
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(59.007)	-	-	(305.166)	-	(364.173)
SALDOS INICIALES NETOS	22.940.094	68.428.780	156.925.262	189.031	9.136.887	-	41.504.590	68.075.840	367.200.484
Traspaso a capital social actualizado	68.428.780	(68.428.780)	-	-	-	-	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(6.299.950)	-	(6.299.950)
Utilidad neta	-	-	-	-	-	-	6.041.747	-	6.041.747
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	-	-	11.032
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	(24.892.364)	(24.892.364)
SALDOS AL 31 DE DICIEMBRE DE 2001	91.368.874	-	156.925.262	200.063	9.136.887	-	41.246.387	43.183.476	342.060.949
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)	-	-	(156.925.262)	-	-	156.925.262	-	-	-
Dividendos en efectivo	-	-	-	-	-	-	(23.141.352)	-	(23.141.352)
Utilidad neta	-	-	-	-	-	-	2.077.257	-	2.077.257
Resultado acumulado por traducción de filial extranjera	-	-	-	(108.097)	-	-	-	-	(108.097)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	-	65.970.962	65.970.962
SALDOS AL 31 DE DICIEMBRE DE 2002	91.368.874	-	-	91.966	9.136.887	156.925.262	20.182.292	109.154.438	386.859.719

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002
(Expresados en Miles de Bolívares)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	2.077.257	6.041.747
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	86.692	18.074
Participación en resultados de filial y afiliada	3.027.622	422.826
Utilidad en venta de activos	(29.945)	-
Retiros y consumo de equipos y partes industriales	1.335.869	1.690.073
Provisión para inversiones	5.375.104	10.791.315
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	1.244.052	544.054
Diferencial cambiario de documentos por pagar	1.337.698	-
Ganancia monetaria	(2.194.590)	(4.617.082)
Depreciación	12.235.858	18.430.420
Amortización de cargos diferidos	34.143	99.146
Cambios en activos y pasivos operacionales (Nota 2)	6.323.016	(7.647.088)
Provisión para prestaciones sociales, neto	1.582.717	1.682.540
Efectivo neto provisto por las actividades operacionales	32.435.493	27.456.025
ACTIVIDADES DE INVERSION:		
Compra de propiedades, planta y equipo	(3.400.263)	(2.798.294)
Venta de propiedades y equipos	29.945	-
Ventas de activos netos proyecto forestal	-	23.500.596
Disminución en cargos diferidos y otros activos	-	24.533
Efectivo neto (usado) provisto por las actividades de inversión	(3.370.318)	20.726.835
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	8.416.074	(4.614.183)
Disminución en préstamos a largo plazo	(10.060.703)	(17.798.353)
Disminución en obligaciones emitidas en circulación	(1.225.302)	(6.915.611)
Aumento (disminución) en documentos por pagar	2.724.177	(9.735.207)
Dividendos en efectivo	(23.141.352)	(6.299.950)
Efectivo neto usado por las actividades de financiamiento	(23.287.106)	(45.363.304)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	(4.627.788)	(3.317.670)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	1.150.281	(498.114)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	11.772.004	12.270.118
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	12.922.285	11.772.004

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 y 2001
(EXPRESADAS EN BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y para el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad N° 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (veáse notas 2d y 2g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas y el gasto de depreciación de los años 2002 y 2001, se presenten en valores inferiores en Bs. 711 millones, Bs. 12.094 millones, Bs. 6.301 millones y Bs. 2.556 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron

traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2002, este efecto asciende a Bs. 364 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2002 y 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Al 31 de diciembre de 2002 y 2001, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de la filial en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros reexpresados en bolívares constantes*** – La Compañía aplica el método mixto para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada “Resultado por tenencia de activos no monetarios”. Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas del año 2001 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2002 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 211.817 millones producto de la incorporación de los valores corrientes de activo fijo en 2002, y Bs. 138.810 millones en 2001 por la incorporación de los valores corrientes de inventarios y activos fijos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 102.663 millones y Bs. 95.627 millones al 31 de diciembre de 2002 y 2001, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base al IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2002	**2001**
Al inicio del año	231,275	205,977
Al final del año	303,469	231,275
Promedio del año	268,630	219,409
Inflación del año	31,21%	12,28%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios al 31 de diciembre de 2002 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2001 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad N° 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2001 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones sociales*** – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Estados financieros consolidados preparados sobre la base del costo histórico*** – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico, se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2001, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2002.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2002	2001
Posición monetaria al inicio del año	(11.637.235)	(65.512.790)
Aumento del año	215.170.583	294.174.049
Disminución del año	(230.090.181)	(235.681.412)
Posición monetaria estimada del año	(26.556.833)	(7.020.153)
Menos – posición monetaria real al final del año	(28.751.423)	(11.637.235)
	(2.194.590)	(4.617.082)

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2002	2001
(Aumento) disminución:		
Efectos y cuentas por cobrar	(14.221.397)	(630.543)
Anticipos a proveedores	(1.271.727)	(993.499)
Inventarios	(12.389.611)	(2.604.725)
Gastos pagados por anticipado	(279.872)	6.328
Aumento (disminución):		
Cuentas por pagar	29.807.995	(3.710.271)
Gastos acumulados por pagar	2.868.005	705.164
Impuestos por pagar	2.170.310	(335.715)
Otros pasivos y créditos diferidos	(360.687)	(83.827)
	6.323.016	(7.467.088)

El desglose del resultado monetario del ejercicio utilizado por actividad para los años terminados al 31 de diciembre, es como sigue (en miles de bolívares):

	2002	2001
Operacionales	1.614.345	(2.618.775)
De inversión	(4.500)	2.433
De financiamiento	5.212.533	10.551.094
De efectivo	(4.627.788)	(3.317.670)
	2.194.590	4.617.082

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2002	2001
Intereses	7.671.315	7.648.311
Impuestos	2.755.332	1.340.272

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2002	2001
Comerciales	42.544.440	39.131.980
Compañías relacionadas (Nota 13)	365.090	128.434
Empleados	2.516.617	2.573.775
Deudores diversos	1.297.862	1.010.815
	46.724.009	42.845.004
Menos – apartado para cuentas de cobro dudoso	946.860	622.342
	45.777.149	42.222.662

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2002	2001
Productos terminados	19.217.178	14.870.000
Productos en proceso	93.168	373.215
Materias primas	9.879.555	7.474.438
Repuestos	6.464.668	7.529.671
Inventario en tránsito	6.609.499	2.465.668
	42.264.068	32.712.992
Menos – provisión para obsolescencia	378.326	804.302
	41.885.742	31.908.690

Durante los años terminados el 31 de diciembre de 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2002	2001
Activos netos de filiales en proceso de desincorporación:				
Inmuebles 310350, C.A.	(A)	100	27.612.437	33.515.135
Otras inversiones registradas al costo:				
Otras			178.563	178.563
Menos – apartado para inversiones			17.874.888	12.499.784
			9.916.112	21.193.914

(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2002 y 2001, esta filial poseía inmuebles por Bs. 12.251 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y Bs. 15.572 millones presentados a valores de mercado, respectivamente, e inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs.17.822 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.209 millones). A la fecha de

emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

	Nota	%	2002	2001
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	4.064.922	5.629.250
Otras inversiones registradas al costo:				
Losani, S.A.	(B)	40	46.026	47.837
Panamericana de Licencias, S.A.	(B)	40	76.599	79.699
Inversiones inmobiliarias			198.564	198.564
			321.189	326.100
			4.386.111	5.955.350

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2002	2001
Activo circulante	1.320	1.096
Total activo	2.194	2.073
Pasivo circulante	2.339	2.024
Patrimonio	(585)	(238)
Total pasivo y patrimonio	2.194	2.073
Pérdida neta	(347)	(1.374)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 10.888 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipo se componen de (en miles de bolívares):

	Vida útil (años)	2002	2001
Edificios	10 a 30	38.615.891	37.331.491
Maquinarias y equipos	7 a 20	309.634.587	294.237.116
Vehículos	3 a 6	2.799.827	4.136.663
Muebles, enseres y otros	5	16.717.571	16.889.231
		367.767.876	352.594.501
Menos – depreciación acumulada		28.329.483	72.127.902
		339.438.393	280.466.599
Terrenos		10.525.459	11.109.254
Construcciones en proceso		4.445.281	3.034.492
		354.409.133	294.610.345

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2002 y 2001, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fechas agosto de 2002 y septiembre de 1998, respectivamente. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 69.792 millones.

Durante los años terminados el 31 de diciembre de 2002 y 2001, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 14.939 millones y Bs. 13.823 millones, respectivamente.

Al 31 de diciembre de 2002 y 2001, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 684 millones y Bs. 822 millones, respectivamente, neto de amortización acumulada. Durante 2002 y 2001, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2002, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 216.436 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2002 y 2001, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.190 millones y Bs. 1.265,4 millones, respectivamente, neto de amortización acumulada por Bs. 218.9 millones y Bs. 212.7 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PRESTAMOS A LARGO PLAZO

Al 31 de diciembre de 2002, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

a. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a dos (2) años, y vencimientos desde 2003 a 2004.	7.625.000
Menos – porción circulante	6.125.000
	1.500.000

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 28,75% y 74,51% para el año 2002 y 15,63% y 30% para el año 2001.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2002 se discriminan de la siguiente forma: Bs. 6.125 millones en 2003 y Bs. 1.500 millones en 2004.

Al 31 de diciembre de 2002, la Compañía mantiene préstamos de bancos locales por Bs. 5.000 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
- No exceder de US$ 60 millones de deuda financiera neta.
- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.
- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.
- La prestataria y sus filiales y relacionadas no se fusionarán ni se consolidarán con ninguna persona.
- Aplicación de fondos recibidos por la prestataria para fines distintos a los manifestados en la solicitud

10. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2002, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente.	2.644.100
b. Papeles comerciales, con vencimiento el 21 de enero de 2003, con rendimiento del 29,50% anual.	2.000.000
	4.644.100
Menos – porción circulante	2.000.000
	2.644.100

Durante el año terminado el 31 de diciembre de 2002, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 137 millones.

11. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2002	2001
Comerciales	43.634.357	26.430.115
Compañías relacionadas (Nota 13)	5.442.099	2.678.687
Otras	1.901.653	1.607.374
	50.978.109	30.716.176

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2002	2001
Impuesto sobre la renta del año – estimado	3.090.927	3.943.753
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(225.345)	(836.375)
	2.865.582	3.107.378

Para los años terminados el 31 de diciembre de 2002 y 2001, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2002, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2002 y 2001, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2002	**2001**
Ventas de inventarios	265.000	2.815.000
Compras de inventarios	11.307.000	8.213.000
Compras de energía eléctrica	12.754.000	7.223.000

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2002	**2001**
Cuentas por cobrar a corto plazo		
Corporación Industrial de Energía, C.A.	212.595	21.035
J.C. Papeleras, C.A.	151.455	75.781
Agroindustrial Mandioca, C.A.	-	20.425
Turboven Cagua Company Inc.	-	5.590
Turbogeneradores de Venezuela, C.A.	-	4.240
Agropecuaria Mandioca, C.A.	1.040	1.363
	365.090	128.434

Cuentas por pagar a corto plazo	2002	2001
Turbogeneradores Maracay, C.A.	3.232.627	629.295
Inmuebles 310350, C.A.	854.738	94.110
Losani, S.A.	420.983	991.151
Simco Recycling Corp. Inc.	406.526	151.238
Seinforca, C.A.	394.100	244.221
Turboven Maracay Company Inc.	124.308	568.672
Turboven Cagua Company Inc.	4.688	-
Agroindustrial Mandioca, C.A.	4.129	-
	5.442.099	2.678.687

14. PATRIMONIO

Capital social

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital (resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la

Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Utilidades retenidas

Al 31 de diciembre de 2002 y 2001 las utilidades retenidas no distribuidas incluyen Bs. 1.995 millones y Bs. 4.355 millones de utilidades retenidas de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 5.564 millones y Bs. 6.086 millones al 31 de diciembre de 2002, y Bs. 12.773 millones y Bs. 37.079 millones, al 31 de diciembre de 2001, respectivamente.

Según disposiciones emitidas por la Comisión Nacional de Valores, las empresas sometidas a su supervisión y control, deberán usar como base para la distribución de dividendos y participaciones estatutarias la menor, entre la utilidad obtenida con base en las cifras históricas y la utilidad obtenida con base en las cifras actualizadas, sin incluir la participación patrimonial en las ganancias de filiales y afiliadas.

15. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2002 y 2001, registrados en bolívares a la tasa de cambio de Bs. 1403,00 y Bs. 758,00 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

	2002	2001
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	7.502	5.671
Cuentas por cobrar comerciales	11.180	9.139
Cuentas por cobrar a compañías relacionadas	157	34
Anticipos a proveedores y deudores diversos	988	2.384
	19.827	17.228
Pasivo:		
Pagarés y sobregiros bancarios	-	1
Documentos por pagar	4.608	3.777
Cuentas por pagar comerciales	23.250	18.626
Cuentas por pagar a compañías relacionadas	590	1.149
Gastos acumulados por pagar y otras	1.937	591
Préstamos a largo plazo	-	1.684
	30.385	25.828

16. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2002 y 2001 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

17. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2002 y 2001 representan aproximadamente el 18% y 13% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

18. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones.

Al 31 de diciembre de 2002, la Compañía mantiene créditos cedidos a instituciones financieras por Bs. 2.509 millones para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2002, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 457,5 millones.

Contingencias

Las autoridades fiscales y laborales han determinado ciertos reparos y reclamos en contra de la Compañía, los cuales ascienden a Bs. 3.332 millones, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de

que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2002 y 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1,8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

19. EVENTOS POSTERIORES

Obligaciones emitidas en circulación

En fecha 21 de enero de 2003, la Compañía canceló totalmente los papeles comerciales existentes al 31 de diciembre de 2002.

Situación política, económica y social

Como resultado de la situación política, social y económica por la cual atraviesa el país, determinados sectores importantes de la economía nacional se han visto afectados, pudiendo originarse consecuencias futuras adicionales. Estas situaciones pudieran incidir directa o indirectamente, en las operaciones futuras de la Compañía.

Medidas económicas

Control de cambios – Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. El acuerdo menciona que estas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los Convenios Cambiarios números 1 y 2, los cuales establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios, respectivamente. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

- El Banco Central de Venezuela centralizará la compra y venta de divisas en el País, en los términos establecidos en los convenios suscritos o por suscribirse.

- Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

- Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra, y Bs. 1.600 por US$ 1,00 para la venta.

En esa misma fecha, la Presidencia de la República emitió el Decreto No. 2.302, el cual establece el marco general de funcionamiento de CADIVI y las Normas para la Administración y Control de Divisas. De acuerdo con lo establecido en el mencionado decreto, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo al presupuesto de divisas que se establecerá en aplicación del convenio cambiario. Así mismo, dicho decreto establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI. (Véase nota 15)

Posteriormente han sido emitidas las providencias relativas a la administración de divisas correspondientes a las importaciones y a la de exportaciones. A la fecha, no han sido emitidas todas las providencias relativas a las operaciones que realiza el sector privado, por lo cual no se dispone de elementos que permitan determinar los efectos, de haber alguno, sobre los estados financieros consolidados al 31 de diciembre de 2002.

Control de precios – Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2002 Y 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

ACTIVO	**2002**	**2001**
ACTIVO CIRCULANTE:		
Efectivo y equivalentes de efectivo	12.922.285	7.249.592
Efectos y cuentas por cobrar - neto	45.777.149	33.188.405
Anticipos a proveedores y otros	2.579.398	1.453.669
Inventarios - neto	39.248.421	24.443.893
Gastos pagados por anticipado	471.415	223.674
Otros activos circulantes - neto	1.055.031	3.568.934
Total activo circulante	102.053.699	70.128.167
INVENTARIO DE REPUESTOS A LARGO PLAZO	5.533.176	3.540.759
INVERSIONES EN AFILIADAS - Neto	-	327.105
PROPIEDADES, PLANTA Y EQUIPO - Neto	26.424.843	28.331.698
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1.192.155	1.308.915
TOTAL	135.203.873	103.636.644
PASIVO Y PATRIMONIO		
PASIVO CIRCULANTE:		
Pagarés y sobregiros bancarios	8.200.000	467.673
Porción circulante de préstamos a largo plazo	6.125.000	7.164.717
Porción circulante de obligaciones emitidas en circulación	2.000.000	4.690.800
Documentos por pagar	6.465.401	2.862.844
Cuentas por pagar	51.033.318	23.726.089
Gastos acumulados por pagar	5.824.525	3.659.547
Impuestos por pagar	2.416.642	332.060
Total pasivo circulante	82.064.886	42.903.730
PRESTAMOS A LARGO PLAZO	1.500.000	8.405.000
OBLIGACIONES EMITIDAS EN CIRCULACION	2.644.100	-
APARTADO PARA PRESTACIONES SOCIALES	6.215.223	4.814.206
OTROS PASIVOS Y CREDITOS DIFERIDOS	237.030	556.309
Total pasivo	92.661.239	56.679.245
INTERESES MINORITARIOS	1.066.594	979.902
PATRIMONIO - Según estado financiero adjunto	41.476.040	45.977.497
TOTAL	135.203.873	103.636.644

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	2002	2001
VENTAS NETAS	185.498.324	149.984.098
COSTO DE VENTAS	118.015.900	96.818.053
UTILIDAD BRUTA	67.482.424	53.166.045
GASTOS DE VENTAS	22.967.030	20.497.891
GASTOS GENERALES Y ADMINISTRATIVOS	10.253.947	9.375.699
	33.220.977	29.873.590
UTILIDAD EN OPERACIONES	34.261.447	23.292.455
OTROS INGRESOS (EGRESOS):		
Utilidad (pérdida) en inversiones, neto	(950.000)	10.646.891
Realización inversiones temporales	-	(1.021.950)
Utilidad en venta de activos	27.960	-
Otros - neto	(2.983.695)	(2.302.329)
	(3.905.735)	7.322.612
INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO:		
Intereses gastos	(7.392.759)	(5.889.115)
Intereses sobre inversiones temporales	391.368	646.684
Diferencias en cambio - neto	(2.765.819)	(1.247.713)
	(9.767.210)	(6.490.144)
UTILIDAD ANTES DE IMPUESTOS	20.588.502	24.124.923
PROVISION PARA IMPUESTOS (Nota 10):		
Impuesto sobre la renta	2.521.719	2.349.493
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	18.066.783	21.775.430
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	(1.727.366)	(570.511)
UTILIDAD ANTES DE INTERESES MINORITARIOS	16.339.417	21.204.919
INTERESES MINORITARIOS	(86.692)	(18.074)
UTILIDAD NETA	16.252.725	21.186.845
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	7,08	9,24

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	Capital social legal	Porción aplicable a los estados financieros ajustados por inflación	Capital social neto	Resultado acumulado por traducción de afiliada extranjera	Utilidades retenidas		Total patrimonio
					Reserva legal	No distribuidas	
SALDOS AL 31 DE DICIEMBRE DE 2000	22.940.094	(11.470.047)	11.470.047	189.031	1.095.795	16.612.766	29.367.639
Dividendos en efectivo	-	-	-	-	-	(4.588.019)	(4.588.019)
Utilidad neta	-	-	-	-	-	21.186.845	21.186.845
Resultado acumulado por traducción de filial extranjera	-	-	-	11.032	-	-	11.032
SALDOS AL 31 DE DICIEMBRE DE 2001	22.940.094	(11.470.047)	11.470.047	200.063	1.095.795	33.211.592	45.977.497
Dividendos en efectivo	-	-	-	-	-	(20.646.085)	(20.646.085)
Utilidad neta	-	-	-	-	-	16.252.725	16.252.725
Resultado acumulado por traducción de filial extranjera	-	-	-	(108.097)	-	-	(108.097)
SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002 Y 2001
EN BOLIVARES HISTORICOS
(Expresados en Miles de Bolívares)

	2002	2001
ACTIVIDADES OPERACIONALES:		
Utilidad neta	16.252.725	21.186.845
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Participación de accionistas minoritarios - neto	86.692	18.074
Participación en resultados de filial y afiliada	1.727.366	570.511
Utilidad en inversiones, neto	1.554.912	(18.340.969)
Utilidad en venta de activos	(27.960)	-
Retiros y consumo de equipos y partes industriales	1.182.508	1.067.980
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada	80.750	80.750
Diferencial cambiario de documentos por pagar	1.184.127	-
Depreciación	4.014.827	4.140.202
Amortización de cargos diferidos	34.143	42.669
Cambios en activos y pasivos operacionales	(35.155)	1.163.061
Provisión para prestaciones sociales, neto	1.401.017	1.216.585
Efectivo neto provisto por las actividades operacionales	27.455.952	11.145.708
ACTIVIDADES DE INVERSION:		
Compra de propiedades, planta y equipo	(3.324.474)	(1.421.931)
Venta de propiedades y equipos	27.960	-
Venta de activos netos proyecto forestal	-	16.983.000
Disminución en cargos diferidos y otros activos	-	55.891
Efectivo neto (usado) provisto por las actividades de inversión	(3.296.514)	15.616.960
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento (disminución) en pagarés y sobregiros bancarios	7.732.327	(3.336.063)
Disminución de préstamos a largo plazo	(7.944.717)	(12.868.243)
Disminución en obligaciones emitidas en circulación	(46.700)	(5.000.000)
Aumento (disminución) en documentos por pagar	2.418.430	(7.038.573)
Dividendos en efectivo	(20.646.085)	(4.588.019)
Efectivo neto usado por las actividades de financiamiento	(18.486.745)	(32.830.898)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	5.672.693	(6.068.230)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	7.249.592	13.317.822
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO	12.922.285	7.249.592